3/31

04010975

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Inca Pacific Resources

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 01 2004
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 1665 FISCAL YEAR 11-30-03

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dlw

DAT : 3/31/04

INCA PACIFIC RESOURCES INC

ANNUAL REPORT
2003
INFORME ANUAL

DISCOVERING COPPER - DELIVERING VALUE


Inca Pacific is a resource exploration Company
discovering deposits with robust economics in Perú.
Inca Pacific es una compañía de exploración para
recursos de minerales dedicada a descubrir depósitos
con fuerte características económicas en el Perú.

CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements" within the guidelines set forth in The Private Securities Litigation Reform Act of 1995. By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.

NOTA ESPECIAL REFERENTE A DECLARACIONES DE CONCEPTOS FUTUROS

Ciertas declaraciones incluidas en este documento están consideradas como "declaraciones de conceptos futuros" dentro de los principios establecidos en la Acta de Reforma de Litigación de Valores Privados del Año 1995. Por su naturaleza, tales declaraciones de conceptos futuros contienen riesgos conocidos y desconocidos, incertidumbres y otros factores que pueden causar los resultados actuales, ejecución o logros de la Compañía, o los resultados de la industria, de estar notablemente diferente de cualquier resultado futuro, ejecución o logros expresado o implicado por tales declaraciones de conceptos futuros.

Corporate Profile

Inca Pacific is a resource exploration company with a focus on copper, molybdenum and gold projects with robust economics in Peru. Peru possesses some of the world's most profitable mines and remains one of the mining industry's top choices for the development of new projects.

Inca Pacific is developing a number of properties in the country's most promising metallogenic belts. In the coming year, two of Inca Pacific's projects will undergo significant exploration.

The directors and officers of Inca Pacific have many years of experience in all aspects of the mining industry, including exploration, mine development, mine management and finance. Inca Pacific's head office is located in Vancouver, BC, Canada. Exploration headquarters are located in Lima, Peru. The company's common shares are listed for trading on the TSX Venture Exchange under the symbol "IP".

Perfil Corporativo

Inca Pacific es una compañía de exploración de recursos naturales cuyo enfoque es la exploración de proyectos de cobre, molibdeno y oro con fuertes indicadores económicos en el Perú. El Perú posee algunas de las más rentables minas del mundo, y sigue siendo una de las opciones más atractivas para el desarrollo de nuevos proyectos.

Inca Pacific está desarrollando varias propiedades prospectivas en las fajas metalogenéticas mas prometedoras del Perú. En el año entrante, dos propiedades de Inca Pacific serán exploradas en forma intensiva.

Los directores y empleados de Inca Pacific tienen muchos años de experiencia en todos los aspectos relacionados con la minería, incluyendo: exploración, desarrollo de minas y finanzas. La sede principal de Inca Pacific se encuentra en Vancouver, BC, Canadá. Las oficinas de exploración están ubicadas en Lima, Perú. Las acciones comunes de la empresa se cotizan en la bolsa de valores TSX "Venture Exchange" de Canadá bajo el símbolo "IP".

Letter to Shareholders

The year 2003 saw a major improvement in the fortunes of Inca Pacific Resources Inc. In February 2002, the Company had $580,000 in working capital. Our major project, Magistral, was in limbo. Antoro Sur was a prospect in need of a drill program. The copper price was US $0.75/lb. As of November 30, 2003 we had approximately $5,000,000 in working capital, Magistral is soon to be 100% ours and moving toward bankable feasibility, Antoro Sur has a new copper-gold discovery, and the copper price was US $1.30/lb as at February 23, 2004.

Some of this change in fortune may be attributed to good luck but as the old saying goes "good luck is the marriage of preparation and opportunity". When Antofagasta decided to sell its interest in Magistral, it granted Inca Pacific an option to buy them out. The buyout agreement was signed when copper was US $0.72/lb. By the time the option became operative copper had risen to US $0.95/lb. Our recognition of new and attractive drill targets at Antoro Sur allowed us to complete a $1,000,000 financing in September. The subsequent drill program identified a high grade, near surface copper-gold deposit just as the prices of these metals began a rapid climb.

We have thus taken advantage of the requisite conditions essential for the raising of substantial equity capital: rising metal prices, and an opportunity to add substantially to the company's mineral asset base. We are now in the enviable position of owning 100% of a major deposit that economic studies have shown to have a net present value of over US $150 million (pre-tax, 10% discount rate) at current metal prices. In addition we have a new discovery at Antoro Sur, in an ideal location close to roads, railways and a smelter. As yet, this greatly strengthened position for Inca Pacific has not been reflected in our share price but I am confident that as we continue to get the story in front of investors this situation will improve.

2004 should be an even bigger year for your company. Plans for Magistral include the substantial drilling and engineering studies that will be required to complete a bankable feasibility study by December 2005. At Antoro Sur a second phase drill program is planned with the goal of defining an economic resource. Copper, gold and silver prices are predicted to continue to rise. Equity markets in our sector are buoyant. We are confident that we have the financial and technical resources to advance our projects and bring us much closer to becoming a copper producer in Peru.

In conclusion I wish to acknowledge the continued dedication of my fellow directors and our staff in Canada and Peru, often through tough and frustrating times. Secondly, I must thank all shareholders for their loyalty and support. Finally I must also thank the members of the community of Callqui who reside near our Antoro Sur project and commend them for their hard work and help during the recent drill program.

Successful mining and mineral exploration requires a team spirit and in your company we have a great team. So, as preparation and opportunity continue to meet, I am sure that Inca Pacific will enjoy continued good fortune.

Anthony Floyd
President and Director

Carta a Accionistas

El año 2003 mostró un mejoramiento mayor en las fortunas de Inca Pacific Resources Inc. En Febrero de 2002, la empresa tenia $580,000 de capital de trabajo. El precio de cobre fue US $0.75 / libra. Al 30 de Noviembre del 2003 tenemos approximadamente $5,000,000 de capital de trabajo, Magistral esta cercano a ser 100% nuestro y acercandose a un estudio de factibilidad bancable, Antoro Sur demuestra un nuevo descubrimiento de cobre - oro, y el precio de cobre era US $1.30 / libra al 23 de Febrero del 2004.

Algo del cambio de la fortuna es suerte buena pero como dice el dicho, "la buena suerte es la unión de preparación y oportunidad". Cuando Antofagasta decidió a vender su interés en Magistral, Inca Pacific fue dado la opción de comprar las acciones. El acuerdo de comprar las acciones fue firmado cuando el precio de cobre fue US $0.72 / libra. Cuando la opción entró en operación el precio de cobre ha subido a US $0.95 / libra. El reconocimiento de nuevos y atractivos blancos para perforación en Antoro Sur nos permitió a completar un financiamiento de $1,000,000 en el mes de Septiembre. El programa subsiguiente identificó un cuerpo de alta ley, cerca la superficie de cobre y oro al momento que los precios de estos metales empezaron a subir.

Hemos tomado ventaja de las condiciones requeridas que son esenciales para conseguir capital sustancial como: precio de metales en subida, y la oportunidad de aumentar la base de minerales de la empresa. Estamos ahora en la posición admirable de ser dueños de 100% de un yacimiento mayor de cual los estudios económicos indican que el valor neto actual es mas que US $150 millones (antes de impuestos y con discuento de 10%) considerando los precios de metales actuales. En adición tenemos un nuevo descubrimiento en Antoro Sur, idealmente ubicada cerca a carreteras, ferrocarril y una fundición. Hasta el momento este elemento que ha dado mucha mas fuerza a Inca Pacific no ha sido reflejado en el precio de acciones pero tengo confianza que por continuar a presentar nuestra historia frente a inversionistas la situación seguirá a mejorar.

El año 2004 debe estar un año mas grande para vuestra empresa. Programas para Magistral incluyen amplia perforación y estudios de ingeniería requerida para completar un estudio de factibilidad bancable antes del mes de diciembre de 2005. Para el proyecto Antoro Sur, una segunda fase de perforación está programada con el fin de definir el recurso económico. Los precios de cobre, oro y plata están anticipados de seguir subiendo. Los mercados de acciones en nuestro sector están por arriba. Tenemos la confianza que Inca Pacific tiene los recursos técnicos y financieros para adelantar nuestros proyectos que nos llevará mas cerca a la categoría de productor de cobre en el Perú.

En conclusión, primero quiero reconocer la dedicación continua de mis directores y nuestros empleados en Canadá y Perú, quienes tenían que afrontar tiempos difíciles y frustrantes. Segundo quiero agradecer todos los accionistas para su lealtad y apoyo. Finalmente quiero agradecer a los socios de la Comunidad de Santa Cruz de Callqui Grande quienes residen cerca nuestro proyecto Antoro Sur y felicitarles para su trabajo y apoyo durante el programa de perforación recientemente completado.

Minería y exploración minera, para salir con éxito requiere el espíritu del equipo y en nuestra empresa tenemos un equipo excelente. Entonces mientras que "preparación y oportunidad" continua a reunir, estoy seguro que Inca Pacific beneficiará de buena fortuna continua.

Anthony Floyd
Presidente y Director

In October 2003, our joint venture partner Anaconda Peru granted Inca Pacific an option to purchase Anaconda's 51% interest in Magistral for US $2,000,000. On February 5th, 2004 your company signed an agreement to purchase the interest and increase our ownership to 100%.


MAGISTRAL
ANCASH GEOLOGY
TERTIARY VOLCANICS
MESOZOIC SEDIMENTS
MAGISTRAL
MARANON COMPLEX
N
Conchucos
Rio Santa
Chimbote
PIERINA
Casma
Huaraz
Pacific Ocean
Rio Santa
ANTAMINA
10°
Huarmey
COASTAL BATHOLITH
Rio Fortaleza
0
40
Km
78°

The Magistral property lies 450 km NNW of Lima, Peru, and approximately 100 km east of the seaport of Chimbote. The Magistral deposit outcrops in a glaciated valley 10 km east of the town of Conchucos, at elevations of 4100 m to 4300 m. The valley is open grazing land and steep rocky slopes typical of the Puna, too high for intensive agriculture and sparsely populated. Inca Pacific and Anaconda Peru enjoy an excellent relationship with local residents, the Community of Conchucos and the other nearby towns.

Anaconda Peru's work at Magistral effectively ceased in late 2001. Up to this point, Anaconda Peru had drilled 76 diamond drill holes for a total of 24,640 metres and carried out preliminary environmental, geotechnical, metallurgical, and socio-economic studies. Engineering scoping studies, some at a pre-feasibility level of detail, addressed open-pit design, mine layout, and waste rock and tailings disposal. The total cost of this work was close to US $6,000,000.

The most recent resource calculations made by Anaconda Peru indicate that Magistral has a total geological resource of 105,370,000 metric tonnes grading 0.74% Cu, 0.052% Mo, and 3.9 g/t Ag, using a cutoff grade of 0.5% copper. Preliminary metallurgical tests reported recoveries of 94% for copper and 62% for molybdenum. The various scoping studies identified no major technical obstacles precluding mine development, given favourable economic conditions.

Magistral

En Octubre de 2003, nuestro socio en el "Joint Venture" de Magistral, Anaconda Perú, cedió a Inca Pacific una opción para comprar el 51% interés que tenía Anaconda en Magistral por la suma de US $2,000,000. El día 5 de Febrero de 2004 su empresa firmó un acuerdo para comprar los interés de Anaconda y aumentar nuestra participación a 100%.

La propiedad de Magistral está ubicada 450 kms NNO de Lima, Perú y aproximadamente 100 km al este del puerto de Chimbote, Perú. El yacimiento de Magistral está dentro de un valle glaciado ubicada al 10 km al este del pueblo de Conchucos a elevaciones entre 4,100 - 4,300 metros sobre el nivel del mar. El valle de Magistral es abierto al fondo y cubierto con pastos, y los costados están muy inclinados y rocosos, típico de la categoría "Puna" y demasiado alto para soportar agricultura intensiva y escasamente poblada. Inca Pacific y Anaconda Perú tienen buenas relaciones con los residentes locales, la Comunidad de Conchucos y otros pueblos cercanos.

Anaconda terminó sus trabajos en Magistral a los fines del año 2001. Hasta esta fecha Anaconda Perú ha perforado 76 taladros diamantinas para un total de 24,640 metros y también hizo estudios preliminares del ambiente, geotécnicos, metalúrgicos y socio-económicos. Estudios de ingeniería, algunas al nivel detallado de pre-factibilidad, contienen estudios del diseño de tajos abiertos, diseño de mina y la disposición de desmonte de la mina y relaves de la planta. El costo total de los trabajos hechos acerca a los US $6,000,000.

Magistral is a significant body of copper-molybdenum mineralization with resources on the same scale as other open-pit deposits that are currently in production. The deposit is open to depth, particularly in a higher-grade zone plunging to the west and northwest, beyond the limits of the Anaconda drilling. The spacing of holes drilled by Anaconda varies from 50 m to over 200 m, and averages approximately 100 m in the areas of highest potential. As a result of the wide hole spacings, only 29% of the total geological resource is in the Measured category, with 31% classified as Indicated and 40% as Inferred.


MAGISTRAL
DRILL HOLE PLAN
N
0
200
Metres
LEGEND
FAULT
THRUST FAULT
DIAMOND DRILL HOLE WITH SIGNIFICANT MINERALIZED INTERSECTION



Town of Conchucos

Inca Pacific's re-acquisition of Magistral marks the starting point of a new phase of exploration and development. The deposit is at the advanced exploration stage and needs to be brought rapidly forward to the point where a bankable feasibility study can be completed. As a starting point, the advice and assistance of the residents of the region, including the citizens of Conchucos and other nearby towns will be formally solicited. Magistral will become a mine only with the support and approval of the local communities and the Peruvian people in general.

Technical activities will include infill drilling which is needed to increase the confidence level of the geological resource calculations completed by Anaconda Peru. Drill hole spacings of approximately

El estudio mas reciente de recursos hecho por Anaconda Perú indica que Magistral contiene un recurso geológico total de 105,370,000 toneladas métricas con leyes de 0.74% de Cobre, 0.052% de Molibdeno y 3.9 gramos/tonelada métrica de Plata al emplear una ley mínima de 0.5% Cobre. Estudios preliminares de metalurgia indican recuperaciones de 94% para Cobre y 62% para Molibdeno. Los estudios de pre-factibilidad indican que no hay problemas técnicos mayores que afectan el desarrollo de una mina, siempre y cuando haya condiciones económicos favorables.

Magistral es un cuerpo significante de mineralización de cobre-molibdeno con recursos al mismo nivel de otros yacimientos actualmente en producción. El yacimiento está abierto en profundidad, especialmente en una zona de ley alta al norte de los limites del yacimiento explorado por perforaciones hechas por Anaconda Perú. La distancia entre taladros hechos por Anaconda Perú varia de 50 metros a mas de 200 metros y el promedio es de 100 metros en areas de alto potencial. Como resultado de las distancias grandes entre taladros, solamente 29% del recurso geológico total está en la clasificación "Mensurado" y 31% está clasificada como "Indicado" y 40% "Inferido".

La re-adquisición de Magistral marca el inicio de una nueva fase de exploración y desarrollo. El yacimiento está en la fase de "Exploración Avanzada" y requiere avances rápido hasta completar un estudio de factibilidad bancable. Como un punto de partida, las recomendaciones y asistencia de los residentes de la región , incluyendo los ciudadanos del pueblo de Conchucos y otros pueblos cercanos seran pedidas formalmente. Magistral sera una mina solamente con el apoyo y aprobación de las comunidades locales y los ciudadanos de Perú en general.

Anaconda Peru's Mineral Resource estimate for Magistral is summarized as follows:

% Copper Cut off	Tonnes(Millions)	Copper(%)	Molybdenum(%)	Silver grams/tonne
0.3	270,000	0.52	0.051	3.0
0.4	167,000	0.63	0.055	3.4
0.5	105,000	0.74	0.052	3.9

At the 0.5% Cu cut off the resources are categorized as follows:

Resource Category	Tonnes(Millions)	Copper(%)	Molybdenum(%)	Silver grams/tonne
Measured	31	0.79	0.055	4.0
Indicated	33	0.78	0.052	4.3
Inferred	42	0.68	0.050	3.6



Plaza de Armas, Conchucos



Drill-site

Actividades técnicas incluirán perforaciones dentro de taladros existentes que son necesarios para aumentar el nivel de confianza en el calculo del recurso geológico completado por Anaconda Perú. Espacios entre taladros de aproximadamente 50 metros son estandard para este tipo de yacimiento y son requeridos en el área de alta ley cerca la superficie del cuerpo mineralizado para probar la continuidad y definir las categorías del recurso geológico. Perforaciones de exploración en profundidad a lo largo de la caja pendiente del intrusivo principal que se inclina al oeste y noroeste definirán el mineral de alta ley en este área y tiene la posibilidad de aumentar los recursos geológicos. Estudios: metalúrgica, geotécnica, económica, ambiental, y socio-económico continuarán mientras que los programas de exploración y perforación continúan. Una vez que los limites de la mineralización están totalmente definidos, estudios de ingeniería y diseño del tajo abierto, ubicación de la mina, planta, desmontes de la mina y relaves pueden ser finalizados.

Magistral es parte de una clasificación de yacimientos de minerales bien conocidos que han sido explorado, desarrollado, y explotado a lo largo de la región circo-pacifico. La ingeniería requerida para desarrollar y explotar tal tipo de yacimiento está ampliamente disponible y las técnicas para maximizar los beneficios económicos y sociales para las comunidades locales mientras que se minimiza el impacto ambiental, han llegado a un nivel muy sofisticado. Algunas de las ventajas de Magistral incluyen: ubicación en un ambiente aislado con poco

50 metres, standard for this type of deposit, are required over the higher-grade, nearer-surface parts of the mineralized body to test continuity and upgrade the geological resource categories. Exploration drilling to depth along the west and northwest plunging hangingwall of the main intrusive stock will better define higher-grade mineralization in this area and may increase geological resources. Metallurgical, geotechnical, economic, environmental and socio-economic studies will continue as the exploration and definition drilling programs progress. Once the limits of the mineralization are fully defined, engineering studies and designs of the open pit, mine layout, plant site, and waste rock and tailings facilities can be finalized.


MAGISTRAL
GEOLOGY
SECTION
N
0
200
Metres
LEGEND
LIMESTONE
MARBLE
GREEN garnet - pyroxene SKARN
BROWN garnet - pyroxene SKARN
QUARTZ MONZONITE
SKARN MINERALIZATION
PORPHYRY MINERALIZATION
FAULT
THRUST FAULT

Magistral belongs to a well-known class of mineral deposits that have been explored, developed, and mined throughout the circum-Pacific region. The engineering skills required to develop and mine such deposits are widely available, and techniques for maximizing social and economic benefits to local communities while minimizing environmental impacts have become highly sophisticated. Some of Magistral's particular advantages include a secluded physical setting with low potential for land-use conflicts, straightforward geology, mineralogy and metallurgy, competent acid-buffering wall rocks, and most importantly a sympathetic and helpful local populace with considerable familiarity with mining matters. These factors, combined with continued strong metals prices, will be of great advantage to Inca Pacific in its quest to become a copper producer in Peru.


MAGISTRAL
SECTION
SW
NE
0
100
Metres
LEGEND
MARBLE
GREEN garnet - pyroxene SKARN
BROWN garnet - pyroxene SKARN
QUARTZ MONZONITE
SKARN MINERALIZATION
PORPHYRY MINERALIZATION
FAULT

potencial para conflictos del uso del terreno, relativamente simple; geología, mineralogía, metalurgia, roca calcárea competente en los alrededores prohíbe la generación de ácidos, y mas importante aun, una población local familiar con la industria minera que obviamente quiere apoyar y ayudar la creación de una operación minera. Estos factores combinados con la continuación de fuertes precios de metales seran una enorme ventaja para Inca Pacific en su fin de ser un productor de cobre en el Perú.



Reclaiming a drill-site

Antoro Sur is located in the Department of Huancavelica in central Peru, approximately 230 km south-east of Lima. The property, consisting of two separate but adjacent blocks, lies in a trough-shaped upland valley northwest of the city of Huancavelica, and can be reached by an easy 30-minute, 11 km drive from downtown. Huancavelica is a hub for railroad and bus lines and offers most basic goods and services. The city has a population of approximately 60,000 and is a regional medical, judicial, and educational centre.

In the first quarter of 2003, the two adjacent Antoro Sur claim blocks were part of a group of optioned holdings that also included the Antoro Norte 1 and Antoro Norte 2 properties. Surface exploration work conducted at Antoro Sur and the Antoro Norte properties in February to April 2003, clearly indicated that Antoro Sur offered the best prospects for supergene copper mineralization, so the Antoro Norte option was relinquished.

The Antoro Sur property is within the landholdings of the Community of Callqui Grande. Much of the upland valley is sparsely settled with the traditional "home ranches" of the Callqui farmers. Under both formal and informal agreements, Inca Pacific is helping the Community to achieve its social and economic goals. Community members worked hand in hand with Inca Pacific personnel throughout the 2003 exploration program. Without their enthusiastic assistance, neither the surface exploration work nor the drilling campaign would have been successful.


77°
76°
75°
74°
12°
13°
14°
JUNIN
LIMA
LIMA
HUANCAYO
ANTORO SUR
HUANCAVELICA
HUANCAVELICA
AYACUCHO
PACIFIC OCEAN
AYACUCHO
ICA

Antoro Sur

Antoro Sur está ubicada en el Departamento de Huancavelica en Perú central, aproximadamente 230 kms al sureste de Lima. La propiedad, consiste de 2 bloques separadas pero adyacentes y está ubicada en un valle glaciada y alta 11 kms al noroeste de la ciudad de Huancavelica, una media hora de la ciudad. Huancavelica es un punto focal de carreteras y ferrocarril y tiene la mayoría de los bienes y servicios básicos. La ciudad tiene una población de mas de 60,000 personas y es el centro regional de; educación, jurídico, y medicina.

En el primer trimestre del año 2003, los 2 bloques de concesiones adyacentes de Antoro Sur formaron parte de un grupo de concesiones que incluyó las propiedades de Antoro Norte 1 y Antoro Norte 2. Estudios de la superficie de Antoro Sur y Antoro Norte en Febrero y Abril del año 2003 indicó que Antoro Sur ofreció las mejores posibilidades para mineralización secundaria de cobre y por eso la propiedad de Antoro Norte fue descartada.

La propiedad de Antoro Sur está adentro de los terrenos de la Comunidad de Santa Cruz de Callqui Grande. La mayoría de los terrenos no tienen habitantes. Bajo acuerdos formales e informales Inca Pacific está ayudando a la Comunidad de Santa Cruz de Callqui Grande a alcanzar sus objetivos sociales y económicos. La Comunidad trabajó junto con personal de Inca Pacific durante el programa de exploración del año 2003. La asistencia entusiasta de la Comunidad en sus trabajos en los programas de exploración y perforación han ayudado a Inca Pacific en una manera excepcional.Desde Abril a Agosto de 2003 Inca Pacific hizo estudios geofísicos y geológicos en

Inca Pacific carried out geophysical surveys and geological mapping at Antoro Sur from April to August, 2003, to prepare the way for a 25-hole, 1866 m diamond drilling program that was conducted in September and October. The drilling was undertaken to explore several target areas on the property for deposits of secondary copper sulphide and oxide minerals formed by weathering, leaching, and supergene enrichment.

The process of supergene copper enrichment is an unusual case of weathering. It requires an upper mass of porous and permeable rock that contains acid-soluble copper-bearing minerals and enough pyrite to produce oxidizing, acid solutions. Under the right conditions, copper can be leached from the upper rocks and precipitated at lower levels in an enriched sulphide bearing layer often referred to as a "supergene blanket". Many copper mines are economically viable only because they exploit higher grade supergene-enriched ores. The process of supergene copper enrichment has been active at the Antoro Sur property.



Diamond drilling

During Inca Pacific's drill program at Antoro Sur, 21 holes were drilled in the southern claim block, and four in the northern "Target 4" block. Supergene-enriched secondary copper sulphide mineralization was

Antoro Sur Phase One Drill Project

Hole Number	From (m)	To (m)	Length (m)	Copper (%)	Gold g/tonne	Silver g/tonne
IPAS2003-01	18.29	56.60	38.31	1.03	0.330	8.70
IPAS2003-13	32.00	67.05	35.05	1.35	0.459	4.90
IPAS2003-16	31.08	49.38	18.30	1.00	0.211	12.60
IPAS2003-18	25.90	66.45	40.55	0.84	0.134	3.70
IPAS2003-23	32.00	66.54	33.54	0.75	0.161	4.00

preparación para un programa de perforación diamantina de 25 taladros, 1,866 metros, hecho en Setiembre y Octubre.

La perforación exploró varios áreas en la propiedad para ubicar zonas de sulfuros de cobre secundario y óxidos de cobre formado por lixiviación y enriquecimiento secundario de cobre.

El procedimiento de enriquecimiento de cobre es un fenómeno de erosión que no es muy común. Tiene que estar presente una capa de roca porosa y permeable que contiene minerales de cobre que son soluble en ácido y suficiente pirita para producir oxidación y soluciones de ácido. Bajo condiciones correctas, cobre puede ser lixiviado de las capas de roca superior y precipitado en niveles mas bajos en una capa de roca enriquecida en sulfuros frecuentemente referida como "frazada supergenetica". Varias minas de cobre son económicamente factible solamente porque es posible explotar minerales de mas alta ley enriquecida secundariamente. El proceso de enriquecimiento secundario ha sido activo en la propiedad de Antoro Sur.

En el programa de perforación de Inca Pacific en la propiedad Antoro Sur, 21 taladros fueron perforados en el bloque de concesiones del sur y cuatro taladros en el bloque de concesiones del norte en "Blanco 4". Sulfuros de cobre de enriquecimiento secundario fueron encontrados en 18 de los 21 taladros perforados en el bloque sur. De los 18 taladros con resultados positivos, 8 taladros mostraron zonas



Drill-site with Huancavelica in the distance

intersected in 18 of the 21 holes drilled in the southern claim block. Of these, eight cut well-developed supergene zones grading more than 0.75% copper over intervals of 7.6 m to 40.55 m. The best hole (AS-13) intersected 1.35% copper and 0.46 grams/tonne gold over a vertical interval (true thickness) of 35 m. All eight of the best-mineralized holes are located in the central part of the southern claim block. Together with holes drilled by Rio Tinto in 2000, the Inca Pacific holes provide evidence of a partially-intact, partially-eroded supergene-enriched secondary copper "blanket" underlying colluvium and oxidized, leached cap rocks within a polygonal area 900 m wide and 1050 m long. The limits of the supergene copper mineralization have not been established; copper intersections in three Rio Tinto drill holes indicate that there is room for expansion of the block to the N and NNW, and to the S and SSE.

The drill holes completed to date are too widely spaced to establish the continuity of the supergene copper "blanket" or to allow any reliable estimate of its thickness and grade. Planning is underway for the 2004 exploration program, which will include a minimum of 3000 metres of infill and stepout drilling together with metallurgical, socio-economic, and environmental studies. The primary goals of the program are to define a preliminary resource, to extend the area of known copper mineralization, and to lay the foundations for a future feasibility study.

The company will continue to work in harmony with the members of the Community of Callqui Grande through 2004 and into the future.

de enriquecimiento secundario bien definidas con leyes de mas de 0.75% cobre sobre grosores de 7.6 a 40.55 metros. El mejor taladro, (AS-13), encontró 1.35% cobre y 0.46 gramos / tonelada oro sobre una grosor vertical verdad de 35 metros. Todos los 8 taladros con los mejores valores están ubicadas en la parte céntrica del bloque de concesiones del sur. Junto con los taladros perforados por Rio Tinto en el año 2000, los taladros de Inca Pacific indican la presencia de de una frazada de enriquecimiento secundaria de cobre que es parcialmente presente y parcialmente erosionada debajo de suelos y roca oxidada y lixiviada dentro de un polígono de 900 metros por 1,050 metros. Los limites de mineralización de cobre secundaria no han sido establecidos todavía, intersecciones de cobre en 3 taladros de Rio Tinto indican que hay campo para expansión del bloque mineralizada al norte y al noroeste, y también al sur y al sureste.

Las distancias entre los taladros completados a la fecha están demasiado largas para establecer la continuidad de la "frazada supergenetica" o para permitir la estimación con confianza de leyes y grosores. Preparaciones están en progreso para el programa de exploración de 2004 que incluyen; un mínimo de 3,000 metros de perforaciones para rellenar el red de taladros existentes y explorar con taladros las extensiones de los limites del cuerpo, y a la vez estudios metalúrgico, socio-económicos y ambientales. Los objetivos principales del programa son; definir el recurso preliminar, extender el área de mineralización de cobre conocida, y preparar las bases para un estudio de factibilidad futura.

La empresa continuará trabajando en harmonía con los miembros de la Comunidad de Santa Cruz de Callqui Grande durante el año 2004 y en el futuro.

Inca Pacific Resources Inc.
2003 Financial Statements



Management's Responsibility for Financial Reporting

The consolidated financial statements of Inca Pacific Resources Inc. have been prepared by and are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Anthony Floyd
President
February 5, 2004

To the Shareholders of Inca Pacific Resources Inc.

Auditor's Report

We have audited the consolidated balance sheets of **Inca Pacific Resources Inc.** as at November 30, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at November 30, 2003 and 2002 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles in Canada. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a consistent basis.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
Vancouver, Canada
January 14, 2004, except as to note 13b, which is at February 5, 2004.

Consolidated Balance Sheets

November 30, 2003 and 2002
(expressed in Canadian dollars)

	2003	2002
ASSETS		
Current		
Cash and cash equivalents	$ 3,305,937	$ 216,715
Restricted funds (note 6ci)	1,965,000	-
Marketable securities	-	10,000
Accounts receivable and advances	13,887	10,847
Prepaid expenses	4,165	5,403
	5,288,989	242,965
Fixed assets (note 4)	15,137	15,956
Mineral property interests (note 5)	4,825,090	3,757,087
	$ 10,129,216	$ 4,016,008
LIABILITIES		
Current		
Accounts payable and accrued liabilities (note 10b)	$ 157,867	$ 47,827
SHAREHOLDERS' EQUITY		
Share capital (note 6)	19,772,761	15,321,742
Purchase receipts (note 6ci)	1,965,000	-
Option compensation	56,368	36,815
Contributed surplus	8,840	8,840
Deficit	(11,831,620)	(11,399,216)
	9,971,349	3,968,181
	$ 10,129,216	$ 4,016,008

Nature of operations (note 1)
Subsequent events (note 13)

Approved by the Directors:

Anthony Floyd

Geoffrey Harden

Consolidated Statements of Operations and Deficit

Years Ended November 30, 2003 and 2002
(expressed in Canadian dollars, except per share amounts)

	2003	2002
General and administrative expenses		
Investor relations	$ 89,127	$ 78,751
Management and consulting services	67,887	84,380
Office and administration	59,577	58,494
Stock registration and transfer fees	51,517	21,854
Accounting and audit	41,565	37,860
Legal	37,110	46,322
Stock-based compensation	19,553	36,815
Financing costs	11,600	-
Travel	3,310	1,346
Amortization	2,845	2,673
Termination fees (note 10d)	-	60,000
	384,091	428,495
Other income (expense)		
Investment and other income	96,144	3,773
Foreign exchange gain	38,851	11,794
Gain on sale of marketable securities	1,321	22,257
Write-down of marketable securities	(14,400)	(2,000)
Write-off of mineral property interests	(170,229)	(2,102,336)
	(48,313)	(2,066,512)
Loss for the year	(432,404)	(2,495,007)
Deficit, beginning of year	(11,399,216)	(8,904,209)
Deficit, end of year	$ (11,831,620)	$ (11,399,216)
Basic and diluted loss per share	$ (0.01)	$ (0.08)
Weighted average number of shares outstanding	38,746,330	32,332,557

Consolidated Statements of Cash Flows

Years Ended November 30, 2003 and 2002
(expressed in Canadian dollars)

	2003	2002
Cash flows from operating activities		
Loss for the year	$ (432,404)	$ (2,495,007)
Items not involving cash:		
Non-cash office and administration expenses	-	6,400
Stock-based compensation	19,553	36,815
Amortization	2,845	2,673
Financing costs	10,000	-
Income received in marketable securities	(92,000)	-
Gain on sale of marketable securities	(1,321)	(22,257)
Write-down of marketable securities	14,400	2,000
Write-off of mineral property interests	170,229	2,102,336
Net change in non-cash working capital		
Accounts receivable and advances	(3,040)	233
Prepaid expenses	1,238	(2,989)
Accounts payable and accrued liabilities	(8,203)	(69,828)
	(318,703)	(439,624)
Cash flows from financing activities		
Shares issued for cash, net of issue costs	4,441,019	302,500
Cash flows from investing activities		
Proceeds from sale of marketable securities	88,921	42,257
Expenditures on mineral property interests, net of recoveries and amortization	(1,113,618)	(513,102)
Purchase of fixed assets	(8,397)	(1,014)
	(1,033,094)	(471,859)
Increase (decrease) in cash and cash equivalents	3,089,222	(608,983)
Cash and cash equivalents, beginning of year	216,715	825,698
Cash and cash equivalents, end of year	$ 3,305,937	$ 216,715

Supplemental cash flow information (note 9)

Notes to Consolidated Financial Statements

November 30, 2003 and 2002

1. **Nature of Operations**

Inca Pacific Resources Inc. (the "Company") and its subsidiaries are engaged in the exploration and development of mineral properties in Peru, South America. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete their development and future profitable operations or sale of the properties.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern. The Company will require additional financing or outside participation, to undertake further exploration and subsequent development of its mineral properties. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable.

2. **Significant Accounting Policies**

a. **Principles of Consolidation**
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Incpac Holdings Ltd., Inca Pacific S.A and Inca Cobre S.A., and the Company's proportionate interest in Ancash Cobre S.A., in which the Company holds a 49% joint venture interest.

b. **Cash and Cash Equivalents**
Cash and cash equivalents comprise cash and temporary investments maturing within 90 days from the original date of acquisition.

c. **Marketable Securities**
Marketable securities are stated at the lower of cost or quoted market value.

d. **Fixed Assets**
Fixed assets are stated at cost. Amortization is provided on the declining balance basis on office furniture and equipment at 20% per annum, on computer equipment at 30% per annum and on exploration equipment on a straight line basis over 10 years.

e. **Mineral Property Interests**
The Company capitalizes all costs related to investments in mineral property interests on a property by property basis. Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries. Costs are deferred until such time as the extent of mineralization has been determined and mineral property interests are either developed, the property sold or the Company's mineral rights are allowed to lapse.

All deferred mineral property expenditures are reviewed, on a property by property basis, to consider whether there are any conditions that may indicate impairment. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company's assessment of its ability to sell the property for an amount less than the deferred costs, provision is made for the impairment in value.

The amounts shown for acquisition costs and deferred exploration expenditures represent costs incurred to date and do not necessarily reflect present or future values.

These costs are depleted over the useful lives of the properties upon commencement of commercial production or written off if the properties are abandoned or the claims allowed to lapse.

From time to time the Company may acquire or dispose of a mineral property interest pursuant to the terms of an option agreement. As the options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as property costs or recoveries when the payments are made or received.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

f. **Joint Venture Accounting**
The Company follows the proportionate consolidation method of accounting for joint ventures. The Company's interest in the Ancash Cobre Joint Venture is reflected in the Magistral mineral property costs (note 5a).

2. **Significant Accounting Policies (continued)**

g. **Foreign Currency Translation**
The company's subsidiaries are integrated foreign operations. Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates; revenue and expense items are translated at the average rate of exchange for the period. Foreign exchange gains or losses on translation are included in the statement of operations in the period in which they occur.

h. **Loss Per Share**
Loss per share is calculated using the weighted average number of shares issued and outstanding during the year. The effects of potential issuances of shares under options and warrants would be anti-dilutive, and therefore basic and diluted losses per share are the same.

i. **Stock-based Compensation**
Effective December 1, 2001, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA"), Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" for accounting for stock-based compensation expense. Under this standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after December 1, 2001, are accounted for using the fair value based method, and are recorded as an expense in the period the stock-based payments are vested or the awards or rights are granted.

The Company has elected not to follow the fair value based method of accounting for stock options granted to directors and employees. No compensation expense is recognized when stock options are granted if the exercise price of the stock options granted is at market value. Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital. However, additional disclosure of the effects of accounting for stock-based compensation to directors and employees as compensation expense, using the fair value based method, is disclosed as pro-forma information.

j. **Income Taxes**
The Company follows the liability method for recording income taxes. Under this method, future income taxes and liabilities are determined based on differences between the financial statement carrying values and their respective income tax carrying amounts (temporary differences). Future income taxes and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income taxes and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income taxes recognized is limited to the amount of the benefit that is likely to be realized.

k. **Use of Estimates**
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. Actual results could differ from those reported.

3. **Financial Instruments**

The carrying value of cash and cash equivalents, restricted funds, accounts receivable and advances and accounts payable and accrued liabilities approximates their fair values due to the short term to maturity of the instruments.

4. **Fixed Assets**

2003	Cost	Accumulated Amortization	Net Book Value
Exploration equipment	$ 48,634	$ 45,448	$ 3,186
Computer equipment	40,590	34,658	5,932
Office furniture	6,686	667	6,019
	$95,910	$ 80,773	$ 15,137

2002	Cost	Accumulated Amortization	Net Book Value
Exploration equipment	$ 48,634	$ 39,076	$ 9,558
Computer equipment	38,880	32,482	6,398
	$ 87,514	$ 71,558	$ 15,956

5. Mineral Property Interests

At November 30, 2003 and 2002, the Company's mineral properties are comprised of properties located in Peru. Expenditures incurred on mineral properties are as follows:

	Magistral	Antoro	Cueva Blanca	Poro Poro	Total
Balance, November 30, 2002	$ 2,010,787	$ 225,984	$ 1,498,684	$ 21,632	$ 3,757,087
Additions during year					
Acquisition costs	-	27,958	-	-	27,958
Exploration costs					
Drilling	-	285,957	-	-	285,957
Geological consulting	8,444	221,101	-	-	229,545
Field office and administration	45,178	86,066	-	-	131,244
Taxes and filing fees	3,433	65,211	31,859	200	100,703
Project management	22,750	64,038	-	-	86,788
Travel and accommodation	1,750	79,250	-	-	81,000
Value added tax	38	79,407	-	35	79,480
Geological fieldwork	51,616	23,057	-	-	74,673
Legal	45,231	10,604	-	2,445	58,280
Geophysical	-	40,135	-	-	40,135
Survey and assays	-	35,769	-	-	35,769
Maps and reports	648	13,596	-	-	14,244
Amortization	-	6,371	-	-	6,371
	179,088	1,010,562	31,859	2,680	1,224,189
Less: recoveries	-	-	(13,915)	-	(13,915)
	179,088	1,010,562	17,944	2,680	1,210,274
Net additions during year	179,088	1,038,520	17,944	2,680	1,238,232
Mineral property interests written-off	-	(145,917)	-	(24,312)	(170,229)
Balance, November 30, 2003	$2,189,875	$ 1,118,587	$ 1,516,628	$ -	$ 4,825,090

	Magistral	Antoro	Cueva Blanca	Poro Poro	Other	Total
Balance, November 30, 2001	$ 1,840,947	$ -	$ 1,522,165	$ -	$2,000,167	$ 5,363,279
Additions during year						
Exploration costs						
Project management	45,616	43,161	-	-	39,747	128,524
Taxes and filing fees	15,794	87,721	-	13,598	10,459	127,572
Field office and administration	51,672	31,684	-	3,852	19,252	106,460
Legal	21,895	13,486	519	3,154	13,203	52,257
Geological fieldwork	3,945	10,839	-	-	14,601	29,385
Geological consulting	15,016	9,168	-	298	1,405	25,887
Travel and accommodation	13,519	10,456	-	82	-	24,057
Maps and reports	979	7,416	-	-	264	8,659
Value added tax	721	3,588	-	193	2,869	7,371
Amortization	683	3,415	-	455	2,489	7,042
Geophysical	-	5,050	-	-	-	5,050
	169,840	225,984	519	21,632	104,289	522,264
Less: recoveries	-	-	(24,000)	-	(2,120)	(26,120)
Net additions during year	169,840	225,984	(23,481)	21,632	102,169	496,144
Mineral property interests written-off	-	-	-	-	(2,102,336)	(2,102,336)
Balance, November 30, 2002	$ 2,010,787	$ 225,984	$ 1,498,684	$ 21,632	$ -	$ 3,757,087

* Other properties consists of the Santo Domingo and Ancapata properties.

5. Mineral Property Interests (continued)

During the year ended November 30, 2003, the Company terminated its options on the Antoro Norte and Poro Poro properties and wrote-off acquisition and exploration costs, net of recoveries, in the aggregate of $170,229.

During the year ended November 30, 2002, the Company terminated its options on the Santo Domingo and Ancapata properties and wrote off acquisition and exploration costs, net of recoveries, in the aggregate of $2,102,336.

a. **Magistral Property**

i. On January 29, 1999, the Company entered into an option agreement with the Government of Peru to purchase five claims (250 hectares) which lie within the Company's existing Magistral claims. The agreement is a three year option to purchase 100% of the property in consideration of cash payments totalling US $750,000 and exploration work commitments totalling US $2,100,000, to be paid and incurred over a three year period.

Upon exercise of the option, the Company will have a further seven years to complete a feasibility study and place the property into production. The government will retain a royalty whose magnitude will depend on metal prices but which is expected to be between a 0.5 and 3.0% Net Smelter Royalty.

ii. Pursuant to an agreement dated October 6, 1999, the Company granted an option to Anaconda Peru S.A. ("Anaconda"), a wholly owned subsidiary of Antofagasta plc, to earn up to a 65% interest in the property. Anaconda had the right to earn a 51% interest by exercising the underlying option with the Government of Peru by December 31, 2000 and by incurring an aggregate US $5,050,000 of expenditures by December 31, 2001. Anaconda then had the option to increase its ownership to 65% by preparing a bankable feasibility study within two years. As at November 30, 2001, Anaconda had exercised the option agreement with the Government of Peru, thus earning a 51% interest in the property. The property interests are held by Ancash Cobre, S.A., in which Anaconda has a 51% interest. In April 2002, Anaconda elected not to increase its interest in the joint venture from 51%.

On October 21, 2003, pursuant to an agreement dated April 30, 2003, Anaconda granted the Company a 180-day option to purchase Anaconda's 51% interest in the property for US $2,000,000 (note 13b).

b. **Antoro Properties**

The Antoro properties were comprised of the Antoro Norte and Antoro Sur properties. In April 2003, the Company terminated its option on the Antoro Norte property (note 5bii).

i. **Antoro Sur Property**

Pursuant to a letter of understanding dated May 29, 2002, the Company was granted an option to acquire a 100% interest in the Antoro Sur property in central Peru in consideration of cash payments in the aggregate of US $1,500,000 and incurring exploration expenditures on the property in the aggregate of US $3,000,000, to be paid and expended over a four year period. The Company must also keep the claims in good standing including making the payments pursuant to certain underlying option or lease agreements. The property is subject to net smelter royalties of 1% to 2% payable to the optionors on production. In addition, the property is subject to two underlying net smelter royalties of 2% payable to the original claim holders on production. These two additional royalties may be purchased with a cash payment of US $1,000,000 each.

Of the expenditures to be incurred, the Company was committed to incur a total of US $300,000 on the property by November 29, 2003 (incurred). The remainder of the expenditures, in the aggregate of US $2,700,000, is to be incurred at the Company's option over a four year period to May 29, 2006.

ii. **Antoro Norte Property**

Pursuant to an agreement dated June 25, 2002 the Company was granted an option to acquire a 100% interest in the Antoro Norte property in central Peru in consideration of cash payments in the aggregate of US $975,000 and incurring exploration expenditures on the property in the aggregate of US $1,850,000, to be paid and expended over a four year period. In addition, the Company paid all outstanding licence fees applicable to the property. The property is subject to a net smelter royalty of 2% payable on production, which may be reduced to 1% with the payment of US $500,000.

In April 2003, the Company terminated its option on the Antoro Norte property and wrote-off exploration costs incurred on the property in the aggregate of $145,917.

c. **Cueva Blanca Property**

On November 25, 1998, St. Elias Mines Ltd. ("St Elias") entered into a letter agreement with the Company to acquire an option to earn up to a 70% interest in the Cueva Blanca property in northern Peru. A formal option agreement, which superceded the letter agreement, was entered into between the two companies on February 11, 1999. St. Elias was granted a First Option to acquire a 49% interest for cash payments totalling US $50,000 (received), incurring exploration expenditures of not less than US $1,500,000 (incurred) and issuing a total of 500,000 shares (received) over three years. In addition, St. Elias was granted a Second Option to earn a further 21% interest in the property.

5. **Mineral Property Interests (continued)**

Pursuant to the terms of an amending agreement dated September 17, 2002, which amended the terms of the Second Option, St. Elias had the exclusive option to increase its present 49% interest in the property to 70% by making cash payments totalling US $200,000, issuing 500,000 common shares, incurring additional exploration expenditures in the amount of US $2,000,000 and completing a bankable feasibility study, over a four year period commencing upon the date of election by St. Elias to exercise the Second Option. In December 2002, St Elias elected not to increase its interest from 49%.

d. **Poro Poro Property**
Pursuant to an agreement dated June 24, 2002 the Company was granted an option to acquire a 100% interest in Sociedad Minera Ghandarva Sociedad de Responsabilidada Limitada, a private Peruvian company which holds a 100% interest in the Poro Poro property in northern Peru, in consideration of cash payments in the aggregate of US $1,000,000 payable commencing September 24, 2003 to August 31, 2005.

In May 2003, the Company terminated its option on the Poro Poro property and wrote-off exploration costs in the aggregate of $24,312.

e. **Other Properties**

i. **Santo Domingo Property**
Pursuant to an agreement dated April 29, 1999, the Company was granted an option to earn a 51% interest in the Santo Domingo Property located in southern Peru in consideration of incurring a total US $2,000,000 of exploration expenditures on the property over a three year period. In May 2002, the Company terminated its option on the Santo Domingo property and wrote-off acquisition and exploration costs, net of recoveries, in the aggregate of $1,905,828.

ii. **Ancapata Property**
On April 1, 2000 the Company was granted an option to acquire up to a 70% interest in three exploration concessions which are located adjacent to the Company's Magistral Property. In consideration of the option, the Company could earn a 50% interest by incurring US $1,000,000 of exploration expenditures on the property by March 31, 2003. In October 2002, the Company terminated its option on the Ancapata Property and wrote-off acquisition and exploration costs, net of recoveries, in the aggregate of $196,508.

6. **Share Capital**

a. **Authorized**
100,000,000 common shares without par value

On December 23, 2003 the Company increased its authorized share capital to 500,000,000 common shares without par value.

b. **Issued and outstanding**

	2003		2002	
	Number of Shares	**Amount**	Number of Shares	Amount
Balance, beginning of year	**33,863,604**	**$ 15,321,742**	29,117,604	$ 14,499,774
Issued for cash:				
Private placements, net of issue costs (note 6c)	**28,750,000**	**3,932,769**	4,460,000	758,350
Exercise of warrants, net of issue costs (note 8)	**2,140,000**	**508,250**	160,000	40,000
Issued for other consideration:				
Office and administration expenses	-	-	40,000	6,400
Settlement of accounts payable	-	-	86,000	17,218
Financing costs (note 10aiii)	**100,000**	**10,000**	-	-
Issued, end of year	**64,853,604**	**$ 19,772,761**	33,863,604	$ 15,321,742

c. **Private Placements**

i. In November 2003, the Company completed a brokered private placement of 25,000,000 units at a price of $0.20 per unit. Each unit consisted of one common share and one transferable warrant exercisable to acquire one additional common share at a price of $0.30 per share to November 27, 2006. As at November 30, 2003 the Company had issued 15,175,000 of these units. The remaining 9,825,000 units to be issued were held as purchase receipts.

Gross proceeds from the financing were $5,000,000, of which $1,965,000 were attributable to the purchase receipts. As at

6. **Share Capital (continued)**

November 30, 2003 the $1,965,000 were held in escrow; the funds were released to the Company upon the conversion of the purchase receipts into units subsequent to the year end.

The Company paid a commission of $350,000 and administration fees of $20,000 to its Agent and also incurred additional issue costs in the aggregate of $66,012, in connection with the private placement. The Company will also issue non-transferable warrants to acquire 2,500,000 common shares exercisable at a price of $0.24 per share to November 27, 2006 and 750,000 units to its Agent as additional consideration for the private placement. The 750,000 Agent's units will consist of one common share and one non-transferable warrant exercisable to acquire one additional common share at a price of $0.20 per share to November 27, 2006.

Subsequent to the year end, the purchase receipts were converted to units, upon the Company receiving shareholder approval for the increase of its authorized share capital to 500,000,000 common shares without par value, and the Agent's warrants and units were issued.

ii. In September 2003, the Company completed a financing pursuant to a Short Form Offering Document and issued 10,000,000 units at a price of $0.10 per unit for gross proceeds of $1,000,000. The Company paid a commission of $80,000 and incurred additional share issue costs of $57,469, in connection with the financing. Each unit consisted of one common share and one transferable warrant exercisable to acquire one additional common share at a price of $0.15 per share to September 19, 2005.

The Company also issued 300,000 common shares and 1,500,000 non-transferable warrants to its Agent in connection with the financing. Each Agent's warrant is exercisable to purchase one common share at a price of $0.10 per share to September 19, 2005.

iii. In February 2003, the Company completed a non-brokered private placement, for the issue of 3,175,000 units at a price of $0.15 per unit for gross proceeds of $476,250. The Company also issued 100,000 units and paid $5,000 for a fiscal advisory fee in connection with the private placement. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant is exercisable to acquire one additional common share at a price of $0.25 per share to February 24, 2005.

iv. In September 2002, the Company completed a private placement of 1,750,000 units at $0.15 per unit for proceeds of $262,500. An additional 70,000 units were issued as a finder's fee. Each unit consisted of one common share and one warrant. Each warrant is exercisable to purchase one additional common share at $0.25 per share to September 6, 2004.

v. In December, 2001 the Company completed a private placement of 2,500,000 units at $0.20 per unit for proceeds of $495,850, net of issue costs, which had been received as at November 30, 2001. An additional 140,000 units were issued as a finder's fee. Each unit consisted of one common share and one warrant, each warrant is exercisable to purchase one additional common share at $0.25 per share to December 4, 2003.

7. **Stock Options**

a. **Options Outstanding**

Stock options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant.

The Company has a stock option plan which authorizes the board of directors to grant options for the purchase of up to 7,427,720 common shares. Options granted under the plan vest over a period of time at the discretion of the board of directors.

A summary of the status of the Company's stock options as at November 30, 2003 and 2002 and changes during the years then ended is as follows:

	2003		2002	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of year	1,975,000	$0.30	2,719,500	$0.48
Granted	3,025,000	0.15	1,157,500	0.30
Expired	(15,000)	0.29	(319,500)	0.39
Cancelled	(1,960,000)	0.30	(1,582,500)	0.58
Outstanding at end of year	3,025,000	$0.15	1,975,000	$0.30
Options exercisable at end of year	2,950,000	$0.15	1,917,500	$0.30

6. **Share Capital (continued)**

The following summarizes information about stock options outstanding at November 30, 2003:

Options Outstanding			Options Exercisable	
Number of Shares	Expiry Date	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
200,000	June 27, 2008	$0.15	125,000	$0.15
2,825,000	September 29, 2008	0.15	2,825,000	0.15
3,025,000		$0.15	2,950,000	$0.15

b. **Stock based compensation**

During the year ended November 30, 2003 the Company granted stock options to non-employees to acquire up to an aggregate of 1,125,000 common shares at an exercise price of $0.15 per share and to directors and employees to acquire up to an aggregate of 1,900,000 common shares at an exercise price of $0.15 per share.

Pursuant to the CICA standard of accounting for stock-based compensation (note 2i), the fair value of new stock options granted to non-employees has been recorded as an expense in the year. Compensation expense on the stock options granted to directors and employees using the fair value based method is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2003	2002
Weighted average:		
Risk-free interest rate	**2.93%**	4.55%
Expected dividend yield	**-**	-
Expected stock price volatility	**85%**	102%
Expected option life in years	**2.5**	5

The pro forma effect on loss and loss per share for the years ended November 30, 2003 and 2002 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value based method is as follows:

	2003	2002
Loss for the year		
Reported	**$ (432,404)**	$ (2,495,007)
Stock-based compensation	**(45,919)**	(130,296)
Pro forma	**$ (478,323)**	$ (2,625,303)
Basic and diluted loss per share		
Reported	**$ (0.01)**	$ (0.08)
Pro forma	**$ (0.01)**	$ (0.08)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

8. **Warrants**

At November 30, 2003 the Company has outstanding warrants to purchase an aggregate 32,110,000 common shares as follows:

Exercise Price	Expiry Date	Outstanding at November 30, 2002	Issued	Exercised	Expired/ Cancelled	**Outstanding at Novemb er 30, 2003**
$ 0.25	December 4, 2003	2,480,000	-	(2,140,000)	-	**340,000**
$ 0.25	September 6, 2004	1,820,000	-	-	-	**1,820,000**
$ 0.25	February 24, 2005	-	3,275,000	-	-	**3,275,000**
$ 0.15	September 19, 2005	-	10,000,000	-	-	**10,000,000**
$ 0.10	September 19, 2005	-	1,500,000	-	-	**1,500,000**
$ 0.30	November 27, 2006	-	15,175,000	-	-	**15,175,000**
		4,300,000	29,950,000	(2,140,000)	-	**32,110,000**

9. Supplemental Cash Flow Information

		2003		2002
Significant non-cash operating, financing and investing activities				
Operating activities				
Financing costs settled with shares	$	**(10,000)**	$	-
Income received in marketable securities		**92,000**		-
Office and administration expenses settled with shares		-		(6,400)
Accounts payable settled with shares		-		(17,218)
Financing activities				
Shares issued for office and administration expenses		-		6,400
Shares issued for settlement of accounts payable		-		17,218
Shares issued for financing costs		**10,000**		-
Investing activities				
Income received in marketable securities		**(92,000)**		-
Marketable securities received for mineral properties		-		24,000
Recoveries against mineral properties received in marketable securities		-		(24,000)

During the year ended November 30, 2003 the Company received interest income in the amount of $4,144 (2002 - $3,773) and paid interest expense of $1,600 (2002 - $nil).

10. Related Party Transactions

a. During the year, the following transactions with related parties occurred:

i. $106,182 (2002 - $231,080) was paid to officers, directors and a company controlled by a director for management services, consulting fees and geological services.

ii. $67,434 (2002 - $76,686) were paid or is payable as legal fees to a law firm in which a partner is a director of the Company.

iii. In August 2003, the Company received a loan in the amount of $100,000 from a director to assist in operations. The loan, plus interest in the amount of $1,600, was paid in full in September, 2003. A total of 100,000 bonus shares, valued at $10,000, were issued to the director in September 2003 as additional consideration for the loan.

b. Accounts payable includes $7,905 (2002 - $9,399) due to directors.

c. Pursuant to the terms of a management agreement with a director, the Company was committed to payments for management services in the amount of $10,000 per month until May 29, 2004. A new agreement was entered into with effect from January 1, 2003 whereby the fees were reduced to $5,000 per month. The new agreement is for a two year term to December 31, 2004.

d. Pursuant to a settlement agreement dated May 1, 2002, the Company terminated a management agreement dated June 1, 1996 with a former director of the Company pursuant to which the former director was paid $5,000 per month for providing investor relations services to the Company. A termination fee of $60,000 was paid to the former director in accordance with the settlement agreement. Under the terms of the settlement agreement, the former director exercised warrants for proceeds of $40,000.

11. Income Taxes

As at November 30, 2003, the Company has non-capital losses of approximately $2,764,200 which may be applied against future income for Canadian income tax purposes. The potential future tax benefits of these losses have not been recorded in these financial statements. The losses expire as follows:

2010	$	404,600
2009		391,000
2008		438,000
2007		501,900
2006		337,800
2005		282,600
2004		408,300
	$	2,764,200

11. Income Taxes

In addition, subject to certain restrictions, the Company has losses of approximately $1,706,000, expiring in various years to 2007, as well as certain exploration expenditures, available to offset future taxable income in Peru.

The reconciliation of income tax provision computed at statutory rates to the reported income tax provision is as follows:

	2003	2002
	37.62%	39.62%
Income tax benefit computed at Canadian statutory rates	**$ 162,670**	$ 988,522
Foreign tax rates different from statutory rate	**(3,124)**	(207,878)
Temporary differences not recognized in year	**(21,358)**	(639,712)
Unrecognized tax losses	**(138,188)**	(140,932)
	$ -	$ -

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized. Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2003	2002
Future income tax assets		
Temporary differences in assets	**$ 396,956**	$ 1,282,666
Net tax losses carried forward	**1,539,890**	1,296,802
	1,936,846	2,579,468
Valuation allowance for future income tax assets	**(1,936,846)**	(2,579,468)
Net future income tax assets	**-**	-
Future income tax liabilities	**-**	-
Future income tax assets, net	**$ -**	$ -

12. Segmented Disclosure

The Company has one operating segment, mineral exploration, and all capital assets of the Company are located in Canada except for mineral properties as disclosed in note 5 and $3,186 of fixed assets which are located in Peru.

13. Subsequent Events

a. In addition to the securities issued on December 23, 2003 (note 6ci), the Company issued 340,000 common shares pursuant to the exercise of warrants at a price of $0.25 per share for cash proceeds of $85,000.

b. On February 5, 2004 the Company entered into a share purchase agreement to acquire the 51% interest in Ancash Cobre S.A. held by Anaconda in consideration of US $2,000,000 (note 5aii).

Corporate Information

Head Office:
Suite 1550 - 625 Howe Street
Vancouver, British Columbia
Canada V6C 2T6

Tel: 604-687-3727
Fax: 604-687-7041

Email: contact@incapacific.com
Website: www.incapacific.com

Contact:
Anthony Floyd, President

Lima Exploration Office:
Inca Pacific S.A.
Comandante Jiménez 128
Magdalena del Mar
Lima 17, Peru

Tel: 51-1-264-1230
Fax: 51-1-264-0274

Investor Relations:
Clive Massey
Tel: 604-662-3902
Fax: 604-220-8440
Email: cmassey@incapacific.com

Officers and Directors (as at Feb 2004):
Anthony Floyd, President and Chief Executive Officer, Director
Luis Rodríguez-Mariátegui Proaño, Director
Geoffrey Harden, Director
Charles Preble, Director
Bryan Morris, Director
Harold Waller, General Manager - Peru
Sharon Fleming, Corporate Secretary

Auditors:
PricewaterhouseCoopers LLP
Vancouver, BC, Canada

Solicitors:
Morton & Company
Vancouver, BC, Canada

Rodríguez-Mariátegui & Vidal
Miraflores, Lima, Perú

Transfer Agent:
Pacific Corporate Trust Company
Vancouver, BC, Canada

Standard and Poor's Listed

Capital Structure (as at Nov 30, 2003):
Issued + Outstanding: 64,853,604
Symbol: IP (TSX-V)



Información Corporativa

Sede Principal:
Suite 1550 - 625 Howe Street
Vancouver, British Columbia
Canadá V6C 2T6

Tel: 604-687-3727
Fax: 604-687-7041
Correo electrónico: contact@incapacific.com
Website: www.incapacific.com

Contacto:
Anthony Floyd, Presidente

Oficina de Exploración de Lima:
Inca Pacific S.A.
Comandante Jiménez 128
Magdalena del Mar
Lima 17, Perú

Tel: 51-1-264-1230
Fax: 51-1-264-0274

Relaciones con Inversionistas:
Clive Massey
Tel: 604-662-3902
Fax: 604-220-8440
Correo electrónico: cmassey@incapacific.com

Ejecutivos y Directores (a Feb de 2004):
Anthony Floyd, Presidente Ejecutivo, Director
Luis Rodríguez-Mariátegui Proaño, Director
Geoffrey Harden, Director
Charles Preble, Director
Bryan Morris, Director
Harold Waller, Gerente General - Perú
Sharon Fleming, Secretaria Corporativa

Auditores:
PricewaterhouseCoopers LLP
Vancouver, BC, Canadá

Abogados;
Morton & Company
Vancouver, BC, Canadá

Rodríguez-Mariátegui & Vidal
Miraflores, Lima, Perú

Agente de Bolsa:
Pacific Corporate Trust Company
Vancouver, BC, Canadá

Indice Standard and Poor's

Estructura Patrimonial (a Nov 30, de 2003):
Acciones Emitidas: 64,853,604
Símbolo: IP (TSX-V)

Design and Production: **Ideation Inc.** 2004



INCA PACIFIC RESOURCES INC

Suite 1550 - 625 Howe Street
Vancouver, British Columbia
Canada V6C 2T6

Tel: 604-687-3727
Fax: 604-687-7041

www.incapacific.com

INCA PACIFIC RESOURCES INC

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2004 Annual General Meeting (the "Meeting") of Shareholders of **INCA PACIFIC RESOURCES INC.** (the "Company") will be held on **Thursday, the 15th day of April, 2004 at the hour of 1:30 o'clock in the afternoon (Vancouver time)** at the Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, for the following purposes:

1. to receive the report of the Directors;
2. to receive and consider the audited consolidated financial statements of the Company for the fiscal year ended November 30, 2003 and the Auditor's Report thereon;
3. to appoint the Auditor for the ensuing year;
4. to authorize the directors to fix the remuneration of the Auditor;
5. to determine the number of Directors for the ensuing year at five (5);
6. to elect Directors for the ensuing year;
7. to consider, and if thought fit, pass, with or without variation, an ordinary resolution authorizing and approving private placements which require shareholder approval; and
8. to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

A Shareholder unable to attend the Meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting in person, please refer to the notes accompanying the enclosed Proxy, then complete and return the Proxy to **Pacific Corporate Trust Company** within the time set out in the notes, using one of the following methods:

BY MAIL	**Pacific Corporate Trust Company** **625 Howe Street, 10th Floor** **Vancouver, British Columbia V6C 3B8**
BY FAX:	**1 (604) 689-8144**
BY INTERNET:	Proxy Voting – **http://www.stocktronics.com/webvote**

DATED at Vancouver, British Columbia, this 21st day of March, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ Anthony Floyd

Anthony Floyd, President

INCA PACIFIC RESOURCES INC.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

THURSDAY, APRIL 15, 2004

MANAGEMENT INFORMATION CIRCULAR

containing information as at March 21, 2004
(unless otherwise noted)

NOTE: Shareholders who do not hold their shares in their own name as registered shareholders should read "Advice to Non-Registered Shareholders" herein for an explanation of their rights.

GENERAL PROXY INFORMATION

Solicitation of Proxies

This Management Information Circular is furnished in connection with the solicitation of proxies by management of **INCA PACIFIC RESOURCES INC.** (the "Company") of Suite 1550, 625 Howe Street, Vancouver, British Columbia, for use at the 2004 Annual General Meeting of Members (the "Meeting") to be held on Thursday, the 15th day of April, 2004 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The Company will bear the expense of this solicitation. It is expected the solicitation will be made primarily by mail, but regular employees or representatives of the Company (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, facsimile and in person and arrange for Intermediaries to send this Management Information Circular and the form of proxy to their principals at the expense of the Company.

The contents and the sending of this Information Circular have been approved by the Directors of the Company.

Appointment of Proxyholders

The persons named in the accompanying form of proxy are designated as proxyholders by management of the Company.

A REGISTERED SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER PROXY.

If returning by mail or fax, the proxy must be completed, dated and signed by the Member or by his or her attorney authorized in writing, or, if the Member is a corporation, by an officer or director thereof as an authorized signatory.

A proxy will not be valid unless the completed, dated and signed form of proxy is received by Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting at which the person named therein purports to vote in respect thereof, or deposited with the Chairman of the Meeting at any time prior to the commencement of the Meeting. Proxies can be sent to Pacific Corporate Trust Company using one of the following methods:

BY MAIL	Pacific Corporate Trust Company 625 Howe Street, 10th Floor Vancouver, British Columbia V6C 3B8
BY FAX:	1 (604) 689-8144
BY INTERNET:	Proxy Voting – http://www.stocktronics.com/webvote

The chairman of the meeting will have the discretion to accept or reject proxies otherwise deposited.

Advice to Non-Registered Shareholders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased their shares. **More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered Holders.**

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receiving Meeting Materials will either:

(a) be give a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the umber of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deposit it with** Pacific Corporate Trust Company as provided above, OR

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders named in the form and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of**

their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

Revocation of Proxies

A registered shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred on the proxy.

A registered shareholder may revoke a proxy be depositing an instrument in writing, executed by him or his attorney, authorized in writing (a) at the office of the Company's transfer agent and registrar set out above not less than 48 hours (including Saturdays, Sundays and holidays) before the time fixed for the meeting; or (b) at the registered office of the Company, 12th Floor, 750 West Pender Street, Vancouver, British Columbia, V6C 2T8, fax number 604-681-9652, at any time up to and including the last business day preceding the day of the meeting at which the proxy is to be used; or (c) with the chairman of the meeting on the day of the meeting or any adjournment thereof.

In addition, a proxy may be revoked by the registered shareholder executing another form of proxy bearing a later date and depositing the same at the offices of the registrar and transfer agent of the Company within the time period set out under the heading "Appointment of Proxyholders" or by the registered shareholder personally attending the meeting and voting his shares.

Voting of Proxies

SHARES REPRESENTED BY PROXY ARE ONLY ENTITLED TO BE VOTED ON A POLL AND, WHERE A CHOICE WITH RESPECT TO ANY MATTER TO BE ACTED UPON HAS BEEN SPECIFIED IN THE FORM OF PROXY, THE SHARES WILL, ON A POLL, BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE SPECIFICATIONS SO MADE.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote on amendments or variations of matters identified in the Notice of Annual General Meeting, and on other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Annual General Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business. At the time of printing of this Information Circular, management of the Company knows of no such amendment, variation or other matter to come before the Meeting.

IN THE ABSENCE OF ANY INSTRUCTION IN THE INSTRUMENT OF PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED BY MANAGEMENT PROXYHOLDERS IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING OR AS STATED UNDER THE HEADINGS IN THE INFORMATION CIRCULAR.

IN THE ABSENCE OF ANY INSTRUCTION, WHERE AN ALTERNATE PROXYHOLDER IS PROPERLY AUTHORIZED, THE PROXYHOLDER MAY EXERCISE DISCRETIONARY AUTHORITY TO VOTE ON ANY MOTION PROPOSED AT THE MEETING OR AS STATED UNDER THE HEADINGS IN THE INFORMATION CIRCULAR.

Approval of Matters

Unless otherwise noted, approval of matters to be placed before the Meeting is by an "ordinary resolution", which is a resolution passed by a simple majority (50% plus one) of the votes cast by shareholders of a company present and entitled to vote in person or by proxy.

Voting Securities and Principal Holders Thereof

The voting securities of the Company consist of common shares without par value. The Company is authorized to issue 500,000,000 of such shares. As at the date of this management information circular, 76,912,104 common shares without par value are issued and outstanding, each share carrying the right to one vote. The directors of the Company have fixed March 11, 2004 as the record date for the purpose of determining registered shareholders entitled to receive notice of the meeting. As required by the *Company Act* (British Columbia), notice of the record date has been given by newspaper advertisement and to the TSX Venture Exchange, on which the common shares of the Company are listed for trading.

To the knowledge of the directors and senior officers of the Company, as at the date of this management information circular, there are no registered shareholders beneficially owning, directly or indirectly, or exercising control or direction over, voting securities carrying more than 10% of the voting rights attached to the voting securities of the Company.

VOTES NECESSARY TO PASS RESOLUTIONS

Under the Company's *Articles*, the quorum for the transaction of business at a meeting of registered shareholders shall be one member present in person or by proxy. A simple majority of the votes of those registered shareholders who are present and vote either in person or by proxy at the meeting is required in order to pass an ordinary resolution. A majority of not less than two-thirds of the votes of those registered shareholders are present and vote either in person or by proxy at the meeting is required to pass a special resolution. The *Company Act* (British Columbia) requires that the appointment of the auditor and the election of directors shall be determined by ordinary resolution. All other matters identified in the notice of meeting will also be determined by ordinary resolution. No special resolution is proposed.

Each shareholder is entitled to one vote for each share registered in his or her name on the list of members. The list of members is available for inspection during normal business hours at **Pacific Corporate Trust Company** and at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

Executive Officers

An "executive officer" is defined to mean the chairman and any vice-chairman of the board of directors of the Company, when that person performs the functions of such office on a full-time basis, the president, any vice-president in charge of a principal business unit such as sales, finance or production, any officer of the Company or of a subsidiary of the Company, or any person who performs a policy-making function in respect of the Company, whether or not such officer is also a director of the Company or of a subsidiary.

Based on the foregoing, during the financial year ended November 30, 2003, there was one Named Executive Officer of the Company, namely, Anthony Floyd, the President and a director of the Company (the "Named Executive Officer").

Compensation of Executive Officer

The following table sets forth the particulars of the annual, long term and other compensation awarded, paid to or earned by the Company's Named Executive Officer during the fiscal years ended November 30, 2003, 2002 and 2001.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary	Bonus	Other	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Compen-sation [(1)]
A. Floyd	2003	$65,000	Nil	Nil	750,000 [(2)]	N/A	Nil	Nil
President	2002	$120,000	Nil	Nil	360,000 [(3)]	N/A	Nil	Nil
	2001	$120,000	$48,000	Nil	120,000 [(3)]	N/A	Nil	Nil

Notes:

(1) For further particulars, see "*Termination of Employment, Change in Responsibilities and Employment Contracts*" below.

(2) For further particulars, see "*Option Grants During the Financial Year Ended November 30, 2003* " below.

(3) These options were cancelled on September 29, 2003. For further particulars, see "*Option Cancellations During the Financial Year Ended November 30, 2003*" below.

Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". No LTIPs were granted to the Named Executive Officer or directors during the financial year ended November 30, 2003.

Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SARs were granted to or exercised by the Named Executive Officer or directors during the financial year ended November 30, 2003.

Option Grants During the Financial Year Ended November 30, 2003

The following table sets forth stock options granted to the Named Executive Officer under the Company's Stock Option Plan during the fiscal year ended November 30, 2003:

Name	Securities Under Option Granted	% of Total Options Granted in Fiscal Year	Exercise Price Per Share	Market Value Per Share on Date of Grant [(1)]	Expiration Date
Anthony Floyd	750,000	25%	$0.15	Not in the Money	September 29, 2008

(1) Calculated using the closing price of the Company's shares on the date of grant, less the exercise price.

Option Cancellations During the Financial Year Ended November 30, 2003

On September 29, 2003, options which were held by the Named Executive Officer entitling him to purchase up to a total of 480,000 shares at $0.30 per share on or before June 5, 2006 (as to 120,000 shares) and on or before May 23, 2007 (as to 360,000 shares) were cancelled.

Aggregated Option Exercises during the Most Recently Completed Financial Year and Financial Year End Option Values

During the financial year ended November 30, 2003, no incentive stock options were exercised by the Named Executive Officer or directors who were not Named Executive Officers.

Option Repricings

During the financial year ended November 30, 2003, the Company did not reprice any of the stock options previously granted to the Named Executive Officer or directors who were not Named Executive Officers.

Outstanding Options

The total number of outstanding stock options to purchase common shares held by the Named Executive Officer and directors who were not Named Executive Officers, as at November 30, 2003, is as follows:

Optionees	No. of Shares under Option	No. of Options Exercisable	Exercise Price Per Share	Expiry Dates
Named Executive Officer	750,000	750,000	$0.15	September 29, 2008
Directors who were not Named Executive Officers	950,000	950,000	$0.15	September 29, 2008

Pension Plans

The Company does not provide retirement benefits for directors or officers or Named Executive Officers.

Termination of Employment, Change in Responsibilities and Employment/Management Contracts

Pursuant to the terms of a management agreement with the Named Executive Officer, the Company was committed to payments for management services in the amount of $10,000 per month until May 30, 2004. A new agreement was entered into made effective January 1, 2003 whereby the payments for management services were reduced from $10,000 per month to $5,000 per month. The new agreement is for a two year term to December 31, 2004.

Pursuant to a settlement agreement dated May 1, 2002, the Company terminated a management agreement dated June 1, 1996 with a former director of the Company pursuant to which the former director was paid $5,000 per month for providing investor relations services to the Company. A termination fee of $60,000 was paid to the former director during the fiscal year in accordance with the settlement agreement. Under the terms of the settlement agreement, the former director exercised warrants for proceeds to the Company of $40,000.

Other than as set forth above, the Company has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Company's most recently completed financial year in respect of compensating such officer in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

Compensation of Directors

During the financial year ended November 30, 2003, the aggregate remuneration paid to directors in their capacity as directors of the Company was nil. During the financial year ended November 30, 2003, Anthony Floyd was paid $65,000 for management fees. The Company may compensate its directors in the future in accordance with accepted business practices. Directors, officers and employees are entitled to participate in incentive stock options granted by the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No individual who is, or at any time during the most recently completed financial year of the Company was, a director, executive officer, or senior officer of the Company, no proposed nominee for election as a director, and no associate of any director, officer or proposed nominee is, or at any time since the beginning of the most recently completed financial year of the Company has been, indebted to the Company or its subsidiaries. No such person has indebtedness to another entity which indebtedness is, or at any time since the beginning of the most recently completed financial year of the Company has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or senior officer of the Company at any time since the beginning of the Company's last financial year, no proposed nominee for election as a director, and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors, except to the extent that they may participate in incentive stock options under the plan referred to under "*Approval of Incentive Stock Option Plan*" and may participate in private placements referred to under "*Authorization and Approval of Private Placements*".

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director and no associate or affiliate of an insider or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year not previously disclosed in an information circular, or in any proposed transaction, which, in either case has materially affected or will materially affect the Company, except:

(a) that in August 2003, the Company received a loan in the amount of $100,000 from a director to assist in operations. The loan, plus interest in the amount of $1,600, was paid in full in September 2003. A total of 100,000 bonus shares, valued at $10,000, were issued to the director in September 2003 as additional consideration for the loan; and

(b) to the extent that they may participate in incentive stock options under the plan referred to under "*Approval of Incentive Stock Option Plan*" and may participate in private placements referred to under "*Authorization and Approval of Private Placements*".

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Company's management, the only matters to be placed before the meeting are those set out in the notice of meeting.

Receipt of Financial Statements

The audited consolidated financial statements of the Company for the fiscal year ended November 30, 2003 and accompanying Auditor's Report thereon will be presented to the Meeting.

Appointment of Auditor

The firm of PricewaterhouseCoopers, Chartered Accountants, was appointed auditor of the Company on January 25, 2000.

Management of the Company proposes that PricewaterhouseCoopers be re-appointed as the auditor of the Company until the next annual general meeting. Management also proposes that the directors be authorized to fix the remuneration of the auditor.

Election of Directors

Directors are elected by the holders of common shares of the Company. The term of office of each of the present directors expires at the Meeting. Each director elected will hold office until the next annual general meeting unless he resigns or his office is earlier vacated in accordance with the *Articles* of the Company or he becomes disqualified under the *Company Act* (British Columbia) to act as a director.

The Board of Directors presently consists of five directors. It is intended to determine the number of directors for the ensuing year at five and to elect five directors. The *Articles* of the Company provide that the directors may, between annual general meetings, appoint one or more additional directors to serve until the next annual general meeting but the number of additional directors shall not at any time exceed one-third of the number of directors elected at the previous annual general meeting.

The persons named in the table below are proposed by management for election as directors. Management does not contemplate that any of the nominees will be unable to serve as directors; **however, if for any reason any nominee does not stand for election or is unable to serve, proxies in favour of management nominees will be voted for another nominee in management's discretion unless the registered shareholder has specified in the proxy form that the registered shareholder's shares are to be withheld from voting on the election of directors.**

The following table and notes thereto state the name of each person proposed to be nominated by management for election as a director, all offices of the Company now held by him, the country in which he is ordinarily resident, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares in the capital of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at March 21, 2004.

Proposed Nominee and Present Position with the Company [(1)]	Principal Occupation During the Past 5 Years [(1)]	Director Since	Number of Shares [(2)]
Anthony Floyd President and Director Canada	President of the Company	January 1994	1,054,549
Geoffrey Harden Director Canada	Consultant	May 1996	40,833 [(3)]
Charles G. Preble Director United States	Consultant; President and Chief Executive Officer of Southern Peru Copper Corporation (1984 to 1999)	March 2000	200,000
L. Rodriguez-Mariategui Director Peru	Partner in the law firm of Rodriguez-Mariategui & Vidal	September 1994	26,667
Bryan Morris Director Canada	Consultant	February 2004	Nil

Notes:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) The information as to the shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3) Of this amount, a total of 38,333 shares are held by Mr. Harden's wife.

The *Company Act* (British Columbia) requires that the Company have an audit committee. As at the date of this management information circular, the members of the audit committee are Anthony Floyd, Geoffrey Harden and Luis Rodriguez-Mariategui.

The Company does not have an Executive Committee at present.

Authorization and Approval of Private Placements

It may be necessary or advisable from time to time to negotiate private placements of the Company's securities in order to provide working capital and fund the Company's activities and operations.

Private placements are subject to the requirements of Exchange policies. One such requirement is that if the issuance of the private placement shares and the shares issued on conversion of a warrant or convertible security will result in, or is part of a transaction that will result in the creation of a new control person, the Exchange requires shareholder approval of the private placement. For this purpose, a control person is a company or an individual that holds, or is one of a combination of persons that hold, a sufficient number of any of the securities of an issuer so as to affect materially the control of an issuer, or that holds more than 20% of the outstanding voting shares of an issuer except where there is evidence showing that the holder of those securities does not materially affect control of the Issuer.

Management recommends that shareholders pass an ordinary resolution authorizing and approving the sale by way of private placements of common shares (or securities convertible into common shares) including private placements where the number of common shares issued and the number of common shares issued on conversion of warrants or convertible securities, results in the creation of a new control person, as above defined. **Unless otherwise indicated, proxies in the enclosed form will be voted in favour of this resolution on any ballot requested, directed or required by law.**

OTHER MATTERS

Management knows of no matters to come before the meeting other than as set forth in the notice of meeting and this management information circular. However, should any other matters properly come before the meeting, the shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgement of the persons voting the shares represented by the proxy, exercising discretionary authority.

DIRECTORS' APPROVAL

The contents of this management information circular have been approved, and its mailing has been authorized by the directors of the Company.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED March 21, 2004

/s/ Anthony Floyd

Anthony Floyd, President

FORM 51-901F

Quarterly and Year End Report

Incorporated as part of:	[ ] Schedule A
	[X] Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	November 30, 2003
Date of Report:	February 06, 2004
Name of Issuer:	INCA PACIFIC RESOURCES INC.
Issuer's Address:	1550 – 625 Howe Street
	Vancouver, B.C. V6C 2T6
Issuer's Fax Number:	(604) 687-7041
Issuer's Phone Number:	(604) 687-3727
Contact Person:	ANTHONY FLOYD
Contact Position:	PRESIDENT
Contact Telephone Number:	(604) 687-3727
Contact e-mail:	afloyd@incapacific.com
Web Site Address:	www.incapacific.com

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

ANTHONY FLOYD	*"Anthony Floyd"*	04/02/06
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**
GEOFFREY HARDEN	*"Geoffrey Harden"*	04/02/06
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

1. **Related Party Transactions:**

(a) During the year, the following transactions with related parties occurred:

(i) $106,182 (2002 - $231,080) was paid to officers, directors and a company controlled by a director for management services, consulting fees and geological services.

(ii) $67,434 (2002 - $76,686) were paid or is payable as legal fees to a law firm in which a partner is a director of the Company.

(iii) In August 2003, the Company received a loan in the amount of $100,000 from a director to assist in operations. The loan, plus interest in the amount of $1,600, was paid in full in September, 2003. A total of 100,000 bonus shares, valued at $10,000, were issued to the director in September 2003 as additional consideration for the loan.

(b) Accounts payable includes $7,905 (2002 - $9,399) due to directors.

(c) Pursuant to the terms of a management agreement with a director, the Company was committed to payments for management services in the amount of $10,000 per month until May 29, 2004. A new agreement was entered into with effect from January 1, 2003 whereby the fees were reduced to $5,000 per month. The new agreement is for a two year term to December 31, 2004.

2. (a) **Securities Issued During the Year Ended November 30, 2003:**

	Date of Issue	Number of Shares	Price Per Share		Amount
Common Shares					
Issued for Cash:					
Private placement (2ai)	Feb 25, 2003	3,175,000	$0.15	$	476,250
- advisory fees paid in units	Feb 25, 2003	100,000	-		-
- advisory fees paid in cash		-	-		(5,000)
Short from offering document (2aii)	Sep 18, 2003	10,000,000	$0.10		1,000,000
- Agent's shares	Sep 18, 2003	300,000	-		-
- Agent's commission and fees		-	-		(85,000)
- Other issue costs		-	-		(52,469)
Private placement (2aiii)	Nov 25, 2003	15,175,000	$0.20		3,035,000
- Agent's commission and fees		-	-		(370,000)
- Other issue costs		-	-		(66,012)
Exercise of warrants	Nov 28, 2003	2,140,000	$0.25		535,000
- Advisory fee		-	-		(26,750)
Issued for other consideration					
Loan bonus	Sep 4, 2003	100,000	$0.10		10,000
		30,990,000		$	4,451,019

2. (a) **Securities Issued During the Year Ended November 30, 2003: (continued)**

(i) The Company completed a non-brokered private placement of 3,175,000 units at a price of $0.15 per unit. Each unit consisted of one common share in the capital of the Company and one non-transferable share purchase warrant. One such warrant will entitle the holder thereof to purchase one additional share at a price of $0.25 to February 24, 2005. The Company also paid $5,000 and issued 100,000 units, having the same terms as the private placement units, as an advisory fee in connection with the private placement.

(ii) In September 2003, the Company completed a financing pursuant to a Short Form Offering Document and issued 10,000,000 units at a price of $0.10 per unit for gross proceeds of $1,000,000. The Company paid a commission of $80,000 and fees of $5,000 to its Agent and incurred additional share issue costs of $52,469, in connection with the financing. Each unit consisted of one common share and one transferable warrant exercisable to acquire one additional common share at a price of $0.15 per share to September 19, 2005.

The Company also issued 300,000 common shares and 1,500,000 non-transferable warrants to its Agent in connection with the financing. Each Agent's warrant is exercisable to purchase one common share at a price of $0.10 per share to September 19, 2005.

(iii) In November 2003, the Company completed a brokered private placement of 25,000,000 units at a price of $0.20 per unit. Each unit consisted of one common share and one transferable warrant exercisable to acquire one additional common share at a price of $0.30 per share to November 27, 2006. As at November 30, 2003 the Company had issued 15,175,000 of these units. The remaining 9,825,000 units to be issued were held as purchase receipts. The purchase receipts were converted to units on December 23, 2003, upon the Company receiving shareholder approval for the increase of its authorized share capital to 500,000,000 common shares without par value.

Gross proceeds from the financing were $5,000,000, of which $1,965,000 were attributable to the purchase receipts. As at November 30, 2003 the $1,965,000 were held in escrow; the funds were released to the Company upon the conversion of the purchase receipts into units on December 23, 2003.

The Company paid a commission of $350,000 and administration fees of $20,000 to its Agent and also incurred additional issue costs in the aggregate of $66,012, in connection with the private placement. The Company will also issue non-transferable warrants to acquire 2,500,000 common shares exercisable at a price of $0.24 per share to November 27, 2006 and 750,000 units to its Agent as additional consideration for the private placement. The 750,000 Agent's units will consist of one common share and one non-transferable warrant exercisable to acquire one additional common share at a price of $0.20 per share to November 27, 2006. The Agent's warrants and units were issued on December 23, 2003.

(b) Warrants Issued During the Year Ended November 30, 2003

Date Issued	Expiry Date	Exercise Price	Number of Shares
February 25, 2003	February 24, 2005	$0.25	3,275,000
September 18, 2003	September 19, 2005	$0.15	10,000,000
September 18, 2003	September 19, 2005	$0.10	1,500,000
November 25, 2003	November 27, 2006	$0.30	15,175,000
			29,950,000

(c) Incentive Stock Options Granted During the Year Ended November 30, 2003:

Date of Grant	Expiry Date	Name	Exercise Price	Number of Shares
		Directors:		
Sep 29, 2003	Sep 29, 2008	A. Floyd	$0.15	750,000
Sep 29, 2003	Sep 29, 2008	C. Preble	$0.15	300,000
Sep 29, 2003	Sep 29, 2008	L. Rodriguez-Mariategui Proano	$0.15	300,000
Sep 29, 2003	Sep 29, 2008	G. Harden	$0.15	300,000
Sep 29, 2003	Sep 29, 2008	J. Morton	$0.15	50,000
		Officers:		
Sep 29, 2003	Sep 29, 2008	S. Fleming	$0.15	200,000
Sep 29, 2003	Sep 29, 2008	H. Waller	$0.15	300,000
Sep 29, 2003	Sep 29, 2008	Consultants	$0.15	625,000
Jun 27, 2003	Jun 27, 2008	Consultant	$0.15	200,000
				3,025,000

3. **(a) Authorized Share Capital:**
100,000,000 common shares without par value.

(b) Issued and Outstanding Share Capital at November 30, 2003:
64,853,604 common shares without par value.

(c) Purchase receipts outstanding at November 30, 2003:

Purchase receipts for the acquisition of 9,825,000 units were issued on November 25, 2003 (refer to note 2aiii above).

(d) Options and Warrants Outstanding at November 30, 2003:

Options Outstanding			Options Exercisable	
Number of Shares	Expiry Date	Exercise Price	Number of Shares	Exercise Price
200,000	June 27, 2008	$0.15	125,000	$0.15
2,825,000	September 29, 2008	0.15	2,825,000	0.15
3,025,000			2,950,000	

On June 27, 2003 the Company's 2003 Stock Option Plan (the "Plan") was accepted for filing by the TSX Venture Exchange. The Company may grant options for the purchase of up to 7,427,720 common shares under the Plan.

Warrants Outstanding:

Number of Shares	Price Per Share	Expiry
340,000	$0.25	December 4, 2003
1,820,000	0.25	September 6, 2004
3,275,000	0.25	February 24, 2005
10,000,000	0.15	September 19, 2005
1,500,000	0.10	September 19, 2005
15,175,000	0.30	November 27, 2006
32,110,000		

(c) **Shares Held in Escrow**: None

(d) **Directors and Officers as at February 6, 2004**:

Anthony Floyd (President, Chief Executive Officer and Director), Geoffrey Harden (Director), Luis Rodriguez-Mariategui Proano (Director), James N. Morton (Director), Charles G. Preble (Chief Financial Officer and Director) and Sharon L. Fleming (Corporate Secretary).

MANAGEMENT DISCUSSION

1. Description of Business

Inca Pacific Resources Inc. is a resource exploration company with a focus on copper, molybdenum and gold projects with robust economics in Peru. Peru possesses some of the world's most profitable mines and remains one of the mining industry's top choices for the development of new projects.

Inca Pacific's head office is located in Vancouver, BC, Canada. Exploration headquarters are located in Lima, Peru. The company's common shares trade on the TSX Venture Exchange under the symbol "IP".

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the Company's Annual Report for the year ended November 30, 2003.

2. Discussion of Operations and Financial Condition

(a) Activities on Mineral Properties

(i) Magistral

In October 2003, our joint venture partner Anaconda Peru granted Inca Pacific an option to purchase Anaconda's 51% interest in Magistral for US $2,093,000. On February 5th, 2004 your company signed an agreement to purchase the interest and increase our ownership to 100%.

The Magistral property lies 450 km NNW of Lima, Peru, and approximately 100 km east of the seaport of Chimbote. The Magistral deposit outcrops in a glaciated valley 10 km east of the town of Conchucos, at elevations of 4100 m to 4300 m. The valley is open grazing land and steep rocky slopes typical of the Puna, too high for intensive agriculture and sparsely populated. Inca Pacific and Anaconda Peru enjoy an excellent relationship with local residents, the Community of Conchucos and the other nearby towns.

Anaconda Peru's work at Magistral effectively ceased in late 2001. Up to this point, Anaconda Peru had drilled 76 diamond drill holes for a total of 24,640 metres and carried out preliminary environmental, geotechnical, metallurgical, and socio-economic studies. Engineering scoping studies, some at a pre-feasibility level of detail, addressed open-pit design, mine layout, and waste rock and tailings disposal. The total cost of this work was close to US $6,000,000.

The most recent resource calculations made by Anaconda Peru indicate that Magistral has a total geological resource of 105,370,000 metric tonnes grading 0.74% Cu, 0.052% Mo, and 3.9 g/t Ag, using a cutoff grade of 0.5% copper. Preliminary metallurgical tests reported recoveries of 94% for copper and 62% for molybdenum. The various scoping studies identified no major technical obstacles precluding mine development, given favourable economic conditions.

Magistral is a significant body of copper-molybdenum mineralization with resources on the same scale as other open-pit deposits that are currently in production. The deposit is open to depth, particularly in a higher-grade zone plunging to the west and northwest, beyond the limits of the Anaconda drilling. The spacing of holes drilled by Anaconda varies from 50 m to over 200 m, and averages approximately 100 m in the areas of highest potential. As a result of the wide hole spacings, only 29% of the total geological resource is in the Measured category, with 31% classified as Indicated and 40% as Inferred.

2. **Discussion of Operations and Financial Condition** (continued)

Inca Pacific's re-acquisition of Magistral marks the starting point of a new phase of exploration and development. The deposit is at the advanced exploration stage and needs to be brought rapidly forward to the point where a bankable feasibility study can be completed. As a starting point, the advice and assistance of the residents of the region, including the citizens of Conchucos and other nearby towns will be formally solicited. Magistral will become a mine only with the support and approval of the local communities and the Peruvian people in general.

Technical activities will include infill drilling which is needed to increase the confidence level of the geological resource calculations completed by Anaconda Peru. Drill hole spacings of approximately 50 metres, standard for this type of deposit, are required over the higher-grade, nearer-surface parts of the mineralized body to test continuity and upgrade the geological resource categories. Exploration drilling to depth along the west and northwest plunging hangingwall of the main intrusive stock will better define higher-grade mineralization in this area and may increase geological resources. Metallurgical, geotechnical, economic, environmental and socio-economic studies will continue as the exploration and definition drilling programs progress. Once the limits of the mineralization are fully defined, engineering studies and designs of the open pit, mine layout, plant site, and waste rock and tailings facilities can be finalized.

Magistral belongs to a well-known class of mineral deposits that have been explored, developed, and mined throughout the circum-Pacific region. The engineering skills required to develop and mine such deposits are widely available, and techniques for maximizing social and economic benefits to local communities while minimizing environmental impacts have become highly sophisticated. Some of Magistral's particular advantages include a secluded physical setting with low potential for land-use conflicts, straightforward geology, mineralogy and metallurgy, competent acid-buffering wall rocks, and most importantly a sympathetic and helpful local populace with considerable familiarity with mining matters. These factors, combined with continued strong metals prices, will be of great advantage to Inca Pacific in its quest to become a copper producer in Peru.

(ii) Antoro Sur

Antoro Sur is located in the Department of Huancavelica in central Peru, approximately 230 km south-east of Lima. The property, consisting of two separate but adjacent blocks, lies in a trough-shaped upland valley northwest of the city of Huancavelica, and can be reached by an easy 30-minute, 11 km drive from downtown. Huancavelica is a hub for railroad and bus lines and offers most basic goods and services. The city has a population of approximately 60,000 and is a regional medical, judicial, and educational centre.

In the first quarter of 2003, the two adjacent Antoro Sur claim blocks were part of a group of optioned holdings that also included the Antoro Norte 1 and Antoro Norte 2 properties. Surface exploration work conducted at Antoro Sur and the Antoro Norte properties in February to April 2003, clearly indicated that Antoro Sur offered the best prospects for supergene copper mineralization, so the Antoro Norte option was relinquished.

The Antoro Sur property is within the landholdings of the Community of Callqui Grande. Much of the upland valley is sparsely settled with the traditional "home ranches" of the Callqui farmers. Under both formal and informal agreements, Inca Pacific is helping the Community to achieve its social and economic goals. Community members worked hand in hand with Inca Pacific personnel throughout the 2003 exploration program. Without their enthusiastic assistance, neither the surface exploration work nor the drilling campaign would have been successful.

2. **Discussion of Operations and Financial Condition** (continued)

Inca Pacific carried out geophysical surveys and geological mapping at Antoro Sur from April to August, 2003, to prepare the way for a 25-hole, 1866m diamond drilling program that was conducted in September and October. The drilling was undertaken to explore several target areas on the property for deposits of secondary copper sulphide and oxide minerals formed by weathering, leaching, and supergene enrichment.

The process of supergene copper enrichment is an unusual case of weathering. It requires an upper mass of porous and permeable rock that contains acid-soluble copper-bearing minerals and enough pyrite to produce oxidizing, acid solutions. Under the right conditions, copper can be leached from the upper rocks and precipitated at lower levels in an enriched sulphide bearing layer often referred to as a "supergene blanket". Many copper mines are economically viable only because they exploit higher grade supergene-enriched ores. The process of supergene copper enrichment has been active at the Antoro Sur property.

During Inca Pacific's drill program at Antoro Sur, 21 holes were drilled in the southern claim block, and four in the northern "Target 4" block. Supergene-enriched secondary copper sulphide mineralization was intersected in 18 of the 21 holes drilled in the southern claim block. Of these, eight cut well-developed supergene zones grading more than 0.75% copper over intervals of 7.6 m to 40.55 m. The best hole (AS–13) intersected 1.35% copper and 0.46 grams/tonne gold over a vertical interval (true thickness) of 35 m. All eight of the best-mineralized holes are located in the central part of the southern claim block. Together with holes drilled by Rio Tinto in 2000, the Inca Pacific holes provide evidence of a partially-intact, partially-eroded supergene-enriched secondary copper "blanket" underlying colluvium and oxidized, leached cap rocks within a polygonal area 900 m wide and 1050 m long. The limits of the supergene copper mineralization have not been established; copper intersections in three Rio Tinto drill holes indicate that there is room for expansion of the block to the N and NNW, and to the S and SSE.

The drill holes completed to date are too widely spaced to establish the continuity of the supergene copper "blanket" or to allow any reliable estimate of its thickness and grade. Planning is underway for the 2004 exploration program, which will include a minimum of 3000 metres of infill and stepout drilling together with metallurgical, socio-economic, and environmental studies. The primary goals of the program are to define a preliminary resource, to extend the area of known copper mineralization, and to lay the foundations for a future feasibility study.

The company will continue to work in harmony with the members of the Community of Callqui Grande through 2004 and into the future.

(iii) Other Properties

Cueva Blanca

The Cueva Blanca property (51% Inca Pacific - 49% St. Elias Mines) is a low sulphidation gold target located in the Department of Lambayeque currently being explored by Inca Pacific's joint venture partner, St. Elias Mines. The Cueva Blanca property covers a number of large epithermal alteration systems developed in Cretaceous-Tertiary intrusives and Tertiary volcanic rocks. Gold-silver mineralization was originally found in an epithermal quartz vein system with a strike length of over 3 kms. The quartz-calcite veins are a classic epithermal system with high potential for bonanza-type gold-silver mineralization. No exploration work was completed on this property during the year ended November 30, 2003.

2. **Discussion of Operations and Financial Condition** (continued)

Chota

Inca Pacific holds a small net smelter return royalty interest in the Chota Joint Venture. Cambior holds a 100% working interest and is operator of the project. The Chota property, which includes the El Rejo, El Pozo, and Casquin anomalies, is located approximately 15 km NW of the La Granja porphyry copper deposit. No exploration work was completed on this property during the year ended November 30, 2003.

Pasacancha

The Company has an agreement with MacMillan Gold Corp. with respect to the Pasacancha Copper prospect. MacMillan Gold Corp. has vested with a 100% interest in the Pasacancha claims. The Company no longer owns any interest in the property.

(b) Results of Operations

For the year ended November 30, 2003, the Company incurred a loss of $432,404 (2002 - $2,495,007).

General and administrative expenses for the year ended November 30, 2003 were $384,091 (2002 - $428,495). During fiscal 2003, management fees were reduced significantly due to a new management agreement entered into with the president of the Company. Legal fees were also reduced due to the decreased need for legal services during the year. Investor relations expense increased due to the engagement of an individual for the provision of investor relations services to the Company (note 2c). A financing cost of $11,600, of which $10,000 was paid in shares, was incurred as consideration for a loan provided by a director of the Company to assist in operations. In the prior year, the Company had paid $60,000 to a company controlled by a former director for the termination of a consulting agreement.

In the first quarter of fiscal 2003, the Company received marketable securities valued at $92,000, which was included in investment and other income. Securities valued at $75,000 were received for the provision of certain services by the Company and securities valued at $17,000 were received as an option payment on a property on which the carrying value is nil.

During fiscal 2003, the Company terminated its options on the Antoro Norte and Poro Poro properties and wrote-off exploration costs in the aggregate of $170,229.

For the year ended November 30, 2003, the Company incurred an aggregate of $1,238,232 (2002 - $496,144), net of recoveries, on its mineral properties. Of this amount, $1,038,520 was incurred on the Antoro properties, $179,088 on the Magistral property, $17,944 on the Cueva Blanca property and $2,680 on the Poro Poro property.

(c) Investor Relations

During the year ended November 30, 2003, the Company expended a total of $89,127 on the following promotional and investor relations activities:

Media and publications	$	14,177
Conferences and trade shows		4,867
Administration and miscellaneous		14,671
Travel expense		9,312
Consultants' fees		46,100
	$	89,127

2. **Discussion of Operations and Financial Condition** (continued)

On March 27, 2003, the Company entered into a consulting agreement with an individual for the provision to the Company of investor relations and corporate finance services for a one year term in consideration of fees in the amount of $5,000 per month.

Other investor relations activities during the year consisted primarily of attendance at conferences and trade shows, investor communications and responding to shareholder inquiries, which were carried out by management and in-house personnel.

(d) Financial Condition

As at November 30, 2003, the Company had cash and cash equivalents of $3,305,937. Restricted funds in the amount of $1,965,000, consisting of proceeds received for the issuance of purchase receipts, were released to the Company on December 23, 2003. The Company had working capital of $5,131,122 at November 30, 2003 and no long term debt.

For the year ended November 30, 2003, cash flows expended on operating activities were $318,703 (2002 - $439,624). Net cash expenditures on investing activities were $1,033,094 (2002 - $471,859), consisting of cash received from the sale of marketable securities of $88,921 (2002 - $42,257), cash expended for the purchase of fixed assets of $8,397 (2002 - $1,014) and cash expended on mineral properties of $1,113,618 (2002- $513,102). Cash flows from financing activities consisted of $4,441,019 (2002 - $302,500) of proceeds received from the issuance of shares.

3. **Financings, Principal Purposes and Milestones**

In February 2003, the Company completed a non-brokered private placement, for the issue of 3,175,000 units at a price of $0.15 per unit for gross proceeds of $476,250. The Company also issued 100,000 units and paid $5,000 for a fiscal advisory fee in connection with the private placement. Each unit consisted of one common share and one non-transferable share purchase warrant. Each warrant is exercisable to acquire one additional common share at a price of $0.25 per share to February 24, 2005.

In September 2003, the Company completed a financing pursuant to a Short Form Offering Document and issued 10,000,000 units at a price of $0.10 per unit for gross proceeds of $1,000,000. The Company paid a commission of $80,000 and fees of $5,000 to its Agent and incurred additional share issue costs of $52,469, in connection with the financing. Each unit consisted of one common share and one transferable warrant exercisable to acquire one additional common share at a price of $0.15 per share to September 19, 2005. The Company also issued 300,000 common shares and 1,500,000 non-transferable warrants to its Agent in connection with the financing. Each Agent's warrant is exercisable to purchase one common share at a price of $0.10 per share to September 19, 2005.

In November 2003, the Company completed a brokered private placement of 25,000,000 units at a price of $0.20 per unit. Each unit consisted of one common share and one transferable warrant exercisable to acquire one additional common share at a price of $0.30 per share to November 27, 2006. As at November 30, 2003 the Company had issued 15,175,000 of these units. The remaining 9,825,000 units to be issued were held as purchase receipts. The purchase receipts were converted to units on December 23, 2003, upon the Company receiving shareholder approval for the increase of its authorized share capital to 500,000,000 common shares without par value. Gross proceeds from the financing were $5,000,000, of which $1,965,000 were attributable to the purchase receipts. As at November 30, 2003 the $1,965,000 were held in escrow; the funds were released to the Company upon the conversion of the purchase receipts into units on December 23, 2003. The Company paid a commission of $350,000 and administration fees of $20,000 to its Agent and also incurred additional issue costs in the aggregate of $66,012, in connection with the private placement. The Company will also issue non-

3. *Financings, Principal Purposes and Milestones* (continued)

transferable warrants to acquire 2,500,000 common shares exercisable at a price of $0.24 per share to November 27, 2006 and 750,000 units to its Agent as additional consideration for the private placement. The 750,000 Agent's units will consist of one common share and one non-transferable warrant exercisable to acquire one additional common share at a price of $0.20 per share to November 27, 2006. The Agent's warrants and units were issued on December 23, 2003.

Net proceeds from the afore-mentioned financings were used primarily to fund a drilling program and to pay option payments on the Antoro Sur property. The Company will be using a portion of the funds to acquire the 51% interest of the Magistral property currently held by Anaconda Peru S.A. The remaining funds will be used to fund further exploration and for general working capital purposes.

4. **Liquidity and Solvency**

As at November 30, 2003 the Company had working capital of $5,131,122, which management believes will be sufficient to achieve the Company's planned corporate and administrative expenses for the coming year. The Company will require additional financing or outside participation, to undertake further exploration and subsequent development of its mineral properties.

5. **Related Party Transactions**

Refer to Schedule B, Note 1.

6. **Subsequent Events**

In addition to the securities issued on December 23, 2003 (note 3), the Company issued 340,000 common shares pursuant to the exercise of warrants at a price of $0.25 per share for cash proceeds of $85,000.

On February 5, 2004 the Company entered into a share purchase agreement to acquire the 51% interest in Ancash Cobre S.A. held by Anaconda, in consideration of U.S. $2,000,000 plus U.S. $93,000 of expenditures incurred on the property by Anaconda (of which approximately $U.S. 90,000 had been accrued for at November 30, 2003).